UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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ZIMMER HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SEC 1913 (02-02)



ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

March [   ], 2008

Dear Fellow Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Zimmer Holdings, Inc., which will be held at 9:00 a.m. on Monday, May 5, 2008, at [   ], New York, New York.

The notice of meeting and the proxy statement describe the business to be conducted at the meeting and provide other information that you should know when you vote your shares. Following the required business meeting we will report on the company's operations.

Pursuant to the new rules recently adopted by the Securities and Exchange Commission, we are providing access to our proxy materials via the Internet. On or about March [   ], 2008, we will mail a Notice of Internet Availability of Proxy Materials (the "Notice") to certain stockholders of record and beneficial holders, and on or about the same date we will mail a printed copy of the proxy statement and a proxy card to stockholders who have requested to receive them. On the mailing date of the Notice, all stockholders and beneficial holders will have the ability to access all of the proxy materials including the proxy statement.

It is important that your shares be represented whether or not you attend the meeting. Registered stockholders can vote their shares via the Internet or by using a toll-free telephone number. Instructions for using these convenient services appear on the Notice and the proxy card and in the proxy statement. If you received a printed copy of the proxy materials, you can also vote your shares by marking your votes on the proxy card, signing and dating it and mailing it promptly using the envelope provided.

We urge you to let us know your feelings about the company or to bring a particular matter to our attention. For those stockholders receiving a printed copy of the proxy materials, we have provided space on the proxy card for comments. If you received a Notice or hold your shares through an intermediary, please feel free to write directly to us.

David C. Dvorak
President and Chief Executive Officer



Zimmer Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580

NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS

TIME AND DATE	9:00 a.m., Eastern Time, on Monday, May 5, 2008
PLACE	[ ] [ ] New York, New York

ITEMS OF BUSINESS

(1) To elect two members of the Board of Directors for one-year terms.

(2) To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008.

(3) To approve the Amended Zimmer Holdings, Inc. Executive Performance Incentive Plan.

(4) To approve proposed amendments to our Restated Certificate of Incorporation to eliminate super-majority voting requirements.

(5) To consider and vote on a stockholder proposal.

(6) To transact such other business as may properly come before the meeting and any adjournment or postponement.

RECORD DATE   You can vote if you are a stockholder of record on March 6, 2008.

ANNUAL REPORT   Our 2007 Annual Report, which is not a part of the proxy solicitation material, is enclosed.

PROXY VOTING   Your vote is important, regardless of the number of shares you own. If you do not attend the meeting to vote in person, your vote will not be counted unless a proxy representing your shares is presented at the meeting. To ensure that your shares will be voted at the meeting, please vote in one of these ways:

(1) Go to the website shown on your proxy card or the Notice of Internet Availability of Proxy Materials and vote via the Internet;

(2) Use the telephone number shown in the proxy statement and on your proxy card (this call is toll-free in the United States); or

(3) If you received a printed copy of the proxy card by mail, mark, sign, date and promptly return your proxy card in the postage-paid envelope.

If you do attend the meeting, you may revoke your proxy and vote by ballot.

By Order of the Board of Directors

Chad F. Phipps
Senior Vice President, General Counsel and Secretary

March [ ], 2008

TABLE OF CONTENTS



ZIMMER HOLDINGS, INC.
_____

PROXY STATEMENT
_____

This proxy statement and accompanying proxy are being provided to stockholders on or about March [   ], 2008 in connection with the solicitation by the Board of Directors of Zimmer Holdings, Inc. ("Zimmer," "we," "us," "our" or the "company") of proxies to be voted at the 2008 annual meeting on May 5, 2008.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive a Notice of Internet Availability of Proxy Materials?

Instead of initially mailing a printed copy of the proxy materials to each stockholder, we may now furnish proxy materials to our stockholders via the Internet under the new e-proxy rules adopted by the Securities and Exchange Commission. On or about March [   ], 2008, we mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to certain stockholders of record and beneficial holders, and we mailed a printed copy of the proxy materials to stockholders who had so requested. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request such a copy in the manner described in the Notice. The Notice also instructs you as to how you may access and review this proxy statement and our 2007 Annual Report, and how you may submit your proxy to vote at the annual meeting.

This proxy statement, the form of proxy and voting instructions are being made available to our stockholders on or about March [   ], 2008 at www.proxyvote.com. Our 2007 Annual Report, including financial statements, for the year ended December 31, 2007 is being made available at the same time and by the same method. The 2007 Annual Report is not to be considered as part of the proxy solicitation materials or as having been incorporated by reference.

Who is entitled to vote at the annual meeting?

Holders of record of our $0.01 par value common stock at the close of business on March 6, 2008 are entitled to vote at the meeting. As of that date, there were [   ] shares of common stock outstanding and entitled to vote. We are soliciting proxies on behalf of the Board of Directors to give all stockholders who are entitled to vote on the matters that come before the meeting the opportunity to do so whether or not they attend the meeting in person.

What will stockholders vote on at the meeting?

Five items:

- election of directors
- ratification of the appointment of our independent registered public accounting firm
- the approval of the Amended Zimmer Holdings, Inc. Executive Performance Incentive Plan
- a management proposal to amend our Restated Certificate of Incorporation to eliminate super-majority voting requirements
- a stockholder proposal for diversification of our Board of Directors

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for stockholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

What are the recommendations of the Board of Directors on how I should vote my shares?

The Board of Directors recommends that you vote your shares as follows:

- **"FOR"** the election of the two nominees as directors;
- **"FOR"** ratification of the appointment of our independent registered public accounting firm;
- **"FOR"** approval of the Amended Zimmer Holdings, Inc. Executive Performance Incentive Plan;
- **"FOR"** approval of the proposed amendments to our Restated Certificate of Incorporation to eliminate super-majority voting requirements; and
- **"AGAINST"** the stockholder proposal for diversification of our Board of Directors.

What is the difference between a "stockholder of record" and a "beneficial holder"?

These terms describe how your shares are held. If your shares are registered directly in your name with The Bank of New York, our transfer agent, you are a "stockholder of record". If your shares are held in the name of a bank, broker, trust or other nominee as custodian, you are a "beneficial holder".

What are my voting rights?

Holders of our common stock are entitled to one vote per share.

How do I vote by proxy?

If you are a stockholder of record, we encourage you to vote via the Internet or by telephone. Internet voting information is provided on the Notice and the proxy card. You may vote by touchtone telephone by calling 1 (800) 690-6903. You will need to have the Notice or, if you received a printed copy of the proxy materials, your proxy card or voting instruction card, available when voting via the Internet or by telephone. These methods are convenient and save us significant postage and processing expense. In addition, when you vote via the Internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted.

If you are a stockholder of record and you received a printed copy of the proxy materials, you may vote by marking your proxy card, dating and signing it, and mailing it in the postage-paid envelope. The shares represented will be voted according to your directions. If your proxy card is signed and returned without specifying a vote or an abstention on any proposal, it will be voted according to the recommendation of the Board of Directors on that proposal.

If you are a beneficial holder, you must provide instructions on voting to your bank, broker, trust or other nominee holder.

How do I vote in person?

Either an admission ticket or proof of ownership of our common stock, as well as a form of personal identification, must be presented in order to be admitted to the meeting. If you are a stockholder of record and received a Notice, your Notice is your admission ticket. If you are a stockholder of record and received a printed copy of the proxy materials, you must bring the admission ticket portion of your proxy card to be admitted to the meeting. If you are a beneficial holder and wish to vote in person at the meeting, you must obtain from your bank, broker, trust or other nominee holder a legal proxy issued in your name and present it to the inspectors of election with your ballot to be able to vote at the meeting. However, we encourage you to vote by proxy card, by telephone, or via the Internet even if you plan to attend the meeting.

How do I vote my shares in the 401(k) plan?

If you participate in the Zimmer Holdings, Inc. Savings and Investment Program or the Zimmer Puerto Rico Savings and Investment Program, you may instruct the plan trustee on how to vote your shares by mail, by telephone or via the Internet as described above. Your plan trustee will vote the shares credited to your plan account in accordance with your voting instructions. The trustee votes the shares on your behalf because you are the beneficial holder, not the record holder, of the shares credited to your account. The trustee will vote the plan shares for which it does not receive voting instructions in the same proportion as the shares for which it received voting instructions.

What can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the meeting by: (1) giving timely written notice of the revocation to our Corporate Secretary, or (2) submitting a later-dated vote in person at the meeting, via the Internet, by telephone or by mail. If you are a beneficial holder, you may submit new voting instructions by contacting your bank, broker, trust or other nominee holder. You may also vote in person at the annual meeting if you obtain a legal proxy as described above.

What vote is required to approve each proposal?

Directors receiving the majority of votes cast (where the number of shares voted "for" a director exceeds the number of shares voted "against" the director) will be elected, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors will be elected by a plurality of the votes cast. Ratification of the selection of our independent registered public accounting firm, approval of the Amended Zimmer Holdings, Inc. Executive Performance Incentive Plan and approval of the stockholder proposal each requires the affirmative vote of the majority of the shares of common stock present or represented by proxy. Approval of the proposed amendments to our Restated Certificate of Incorporation requires the affirmative vote of 80% of the outstanding shares of common stock.

What effect do abstentions and broker non-votes have?

Shares not present at the meeting and shares voting "abstain" have no effect on the election of directors. For all other proposals, abstentions are treated as shares present or represented and voting, so abstaining has the same effect as a vote "against" the proposal. Broker non-votes on a proposal are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved that proposal.

May I give my proxy to someone other than the individuals listed on the proxy card?

If you are a registered stockholder and wish to give your proxy to someone other than the individuals named on the proxy card, you may do so by crossing out the names appearing on the proxy card and inserting the name of another person. The person you have designated on the proxy card must present the signed card at the meeting.

Who tabulates the votes?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as independent inspectors of election.

Who pays the cost of this proxy solicitation?

We will pay the costs of this solicitation. Our employees may solicit proxies on behalf of the Board of Directors by mail, telephone, facsimile, electronic transmission and personal solicitation. In addition, we have retained The Altman Group, Inc. to assist in soliciting proxies for a fee of $6,000, plus out-of-pocket expenses. We will, upon request, reimburse brokerage firms and others for their reasonable expenses incurred for forwarding solicitation material to beneficial holders of stock. Questions concerning proxy voting or process should be directed to The Altman Group, Inc. via telephone at 1 (800) 499-8419 (this call is toll-free in the United States).

Is there a list of stockholders entitled to vote at the annual meeting?

A list of stockholders entitled to vote at the meeting will be available at the meeting and for ten days prior to the meeting, between the hours of 8:00 a.m. and 5:00 p.m. Eastern Time, at our offices at 345 East Main Street, Warsaw, Indiana. If you would like to view the stockholder list, please contact our Corporate Secretary to schedule an appointment.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning each person (including any group) known to us to beneficially own more than five percent (5%) of our common stock as of March 6, 2008. Unless otherwise noted, shares are owned directly or indirectly with sole voting and investment power.

Name and Address of Beneficial Owner	Total Number of Shares Owned	Percent of Class
Barclays Global Investors, NA[1] . . . . 45 Fremont Street San Francisco, California 94105	13,471,967	5.7%

(1) Based solely on information provided by Barclays Global Investors, NA and certain affiliates in a Schedule 13G filed with the Securities and Exchange Commission on February 5, 2008. Barclays Global Investors, NA and its affiliates possess sole power to vote or to direct the vote of 11,682,148 shares and sole power to dispose or to direct the disposition of 13,471,967 shares. Barclays Global Investors, NA is a bank and has sole voting power over 7,831,074 shares and sole dispositive power over 9,388,844 shares. Barclays Global Fund Advisors is an investment adviser and has sole voting and dispositive power over 1,801,809 shares. Barclays Global Investors, Ltd is a bank and has sole voting power over 1,417,641 shares and sole dispositive power over 1,649,690 shares. Barclays Global Investors Japan Trust and Banking Company Limited is a bank and does not have sole or shared voting or dispositive power over any shares. Barclays Global Investors Japan Limited is an investment adviser and has sole voting and dispositive power over 469,333 shares. Barclays Global Investors Canada Limited is an investment adviser and has sole voting and dispositive power over 162,291 shares. Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG are investment advisers and do not have sole or shared voting or dispositive power over any shares.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following table sets forth, as of January 2, 2008, beneficial ownership of shares of our common stock by each current director, each of the executives named in the Summary Compensation Table and all current directors and executive officers as a group. Unless otherwise noted, such shares are owned directly or indirectly with sole voting and dispositive power.

Name	Total Shares Owned[1]	Shares Acquirable in 60 Days[2]	Deferred Share Units[3]	Percent of Class
Stuart M. Essig	4,918	2,380	2,538	*
Larry C. Glasscock	59,542[4]	54,759	4,743	*
Arthur J. Higgins	818	—	818	*
John L. McGoldrick	66,872	50,000	5,540	*
Augustus A. White, III, M.D., Ph.D.	4,498	—	4,498	*
David C. Dvorak	340,579	308,274	—	*
James T. Crines	170,036	146,221	—	*
Bruno A. Melzi	314,413	245,036	—	*
Sheryl L. Conley	337,854	333,774	—	*
Stephen H.L. Ooi	236,586	221,731	—	*
J. Raymond Elliott[5]	1,235,859	1,169,987	—	*
Sam R. Leno[6]	27,458	—	—	*
All current directors and executive officers as a group (14 persons)	1,778,532[7]	1,600,145[7]	18,137[7]	*

* Less than 1.0%

(1) Includes direct and indirect ownership of shares, stock options that are currently exercisable and stock options that will be exercisable within 60 days of January 2, 2008, deferred share units and the following restricted shares, which are subject to vesting requirements: Mr. Dvorak – 27,532; Mr. Crines – 14,599; and all directors and executive officers as a group – 42,131. Does not include stock options or restricted stock units, or RSUs, held by executive officers that vest more than 60 days after January 2, 2008. Also does not include RSUs held by directors that are vested but subject to mandatory deferral of settlement until May 1, 2009 or later.

(2) Includes stock options that are currently exercisable and stock options that will be exercisable within 60 days of January 2, 2008.

(3) Amounts credited to directors' accounts in the Restated Zimmer Holdings, Inc. Deferred Compensation Plan for Non-Employee Directors as deferred share units that will be paid in shares of our common stock within 60 days after cessation of the individual's service as a director.

(4) Includes 40 shares held in a trust with respect to which Mr. Glasscock shares voting authority with the trustee.

(5) Mr. Elliott resigned from the Board of Directors and retired as our employee effective November 30, 2007.

(6) Mr. Leno resigned effective May 4, 2007.

(7) Excludes shares owned by Messrs. Elliott and Leno.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, our directors, executive officers and the beneficial holders of more than 10% of our common stock are required to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based on our records and other information, we believe that during 2007 all applicable Section 16(a) filing requirements were met.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board of Directors. The Board has responsibility for establishing broad corporate policies and for our overall performance.

Policies on Corporate Governance

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving stockholders well and maintaining our integrity in the marketplace. We have adopted a Code of Business Conduct that applies to all directors, officers and employees and a Code of Ethics for Chief Executive Officer and Senior Financial Officers. The Board of Directors has adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, as amended, Restated By-Laws, Board committee charters and key Board policies, form the framework for our governance. The current version of the Code of Business Conduct, the Code of Ethics for Chief Executive Officer and Senior Financial Officers, the Board's Corporate Governance Guidelines and the charters for each of the Audit Committee, Compensation and Management Development Committee, Corporate Governance Committee and Science and Technology Committee, as well as the Board's policies on auditor ratification and stockholder rights plans, are available in the Investor Relations/Corporate Governance section of our website, www.zimmer.com, and will be provided in print without charge upon written request to our Corporate Secretary at the address shown on the cover page of this proxy statement. We intend to post on our website any substantive amendment to, or waiver from, the Code of Ethics for Chief Executive Officer and Senior Financial Officers or a provision of the Code of Business Conduct that applies to any of our directors or executive officers. The Board regularly reviews corporate governance developments and modifies its Corporate Governance Guidelines, committee charters and key practices as warranted.

During 2007, the Board approved an amendment to our Restated Certificate of Incorporation to provide that, beginning with this annual meeting, the directors whose terms are expiring will be elected for one-year terms, with each director to hold office until such person's successor is duly elected and qualified. In connection with Mr. Elliott's resignation as Chairman of the Board effective November 30, 2007, the Board also approved an amendment to our Restated By-Laws to provide for a separate Chairman of the Board who does not also serve as our Chief Executive Officer. Mr. McGoldrick was appointed non-executive Chairman effective December 1, 2007.

Director Independence

As permitted by the rules of the New York Stock Exchange, the Board has adopted categorical standards to assist it in making determinations of director independence. These standards incorporate, and are consistent with, the definition of "independent" contained in the New York Stock Exchange listing standards. These standards are set forth in Appendix A to this proxy statement and are also included in the Board's Corporate Governance Guidelines, which are available on our website as described above. The Board has determined that each of our non-employee directors, Stuart M. Essig, Larry C. Glasscock, Arthur J. Higgins, John L. McGoldrick and Augustus A. White, III, M.D., Ph.D., meets these standards and is independent. The Board has determined that David C. Dvorak, who is an employee, is not independent.

In making its determination with respect to Mr. Essig, the Board considered his position as President and Chief Executive Officer of Integra LifeSciences Holdings Corporation, or Integra, a medical device company from which we purchase certain dental products. During 2007, the amount we paid Integra exceeded $1,000,000 but represented less than 2.00% of Integra's gross revenues. After reviewing the terms of these transactions and the relationship that Mr. Essig has with Integra, the Board determined that he does not have a direct or indirect material interest in the transactions and that our business relationship with Integra does not diminish the ability of Mr. Essig to exercise his independent judgment on issues affecting our business.

Majority Vote Standard for Election of Directors

In September 2006, the Board approved an amendment to our Restated By-Laws to require directors to be elected by the majority of the votes cast with respect to that director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our Restated By-Laws, any director who fails to be elected must offer to tender his or her resignation to the Board. The Corporate Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision. If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." In 2008, both nominees for election as directors are currently serving on the Board.

Nominations for Directors

The Corporate Governance Committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a director candidate for consideration by the Corporate Governance Committee should send such recommendation to our Corporate Secretary at the address shown on the cover page of this proxy statement, who will then forward it to the committee. Any such recommendation should include a description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the stockholder and the candidate for more information. A stockholder who wishes to nominate an individual as a director candidate at the annual meeting of stockholders, rather than recommend the individual to the Corporate Governance Committee as a nominee, must comply with the advance notice requirements set forth in our Restated By-Laws (see "2009 Proxy Proposals" for more information on these procedures).

In considering candidates for the Board, the Corporate Governance Committee considers the entirety of each candidate's credentials and does not have any specific minimum qualifications that must be met by a committee-recommended nominee. The committee is guided by the following basic selection criteria for all nominees: independence; highest character and integrity; experience and understanding of strategy and policy-setting; reputation for working constructively with others; and sufficient time to devote to Board matters. The committee also gives consideration to diversity, age, international background and experience and specialized expertise in the context of the needs of the Board as a whole. During the past year, we paid a fee to a third-party search firm to assist the committee in identifying and evaluating potential director candidates. One of the candidates identified by the firm, Arthur J. Higgins, joined the Board of Directors effective February 12, 2007.

Stockholder Communication with the Board

The Board has implemented a process whereby our stockholders may send communications to the Board's attention. Any stockholder desiring to communicate with the Board, or one or more specified members thereof, should communicate in a writing addressed to Zimmer Holdings, Inc., Board of Directors, c/o Corporate Secretary, at the address shown on the cover page of this proxy statement. The Board has instructed our Corporate Secretary to promptly forward all such communications to the specified addressees thereof.

Certain Relationships and Related Person Transactions

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has an interest. Under our Audit Committee's charter, which is available on our website at www.zimmer.com, our Audit Committee must review and approve all related person transactions in which any executive officer, director, director nominee or more than 5% stockholder of the company, or any of their immediate family members, has a direct or indirect material interest. The Audit Committee may not approve a related person transaction unless (1) it is in or not inconsistent with our best interests and (2) where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party. No related person transaction in an amount exceeding $120,000 occurred during 2007.

Under our Code of Business Conduct, which is available on our website at www.zimmer.com, our Compliance Officer or an attorney in our Legal Department is charged with reviewing any conflict of interest involving any other employee.

MEETINGS AND COMMITTEES OF THE BOARD

Meetings and Attendance

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. Directors are also expected to attend the annual meeting of stockholders. All of the directors then in office attended the 2007 annual meeting. In 2007, the Board of Directors held 14 meetings and committees of the Board held a total of 33 meetings. Each director attended more than 75% of the total meetings of the Board of Directors and each of the committees on which he served during 2007.

Executive Sessions of and Communication with Non-Management Directors

Non-management directors meet in executive sessions without management present upon the adjournment of every regularly scheduled meeting of the Board and at other times they determine. Prior to December 2007, the director who presided at these meetings rotated session-by-session among the non-management directors in alphabetical order of their last names. Beginning in December 2007, Mr. McGoldrick, in his capacity as non-executive Chairman, presides at these meetings of non-management directors.

The Board has adopted a method for communicating directly with the non-management directors and has designated Stuart M. Essig to receive such communications. Interested parties may contact Mr. Essig via e-mail at stuart.essig@zimmer.com.

Committees of the Board

Our Restated By-Laws provide that the Board may delegate responsibility to committees. During 2007, the Board had four standing committees: an Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, a Compensation and Management Development Committee, a Corporate Governance Committee and a Science and Technology Committee. The membership of each of the Audit Committee, the Compensation and Management Development Committee and the Corporate Governance Committee is composed entirely of independent directors. In addition, the members of the Audit Committee meet the heightened standards of independence for audit committee members required by Securities and Exchange Commission rules and New York Stock Exchange listing standards. The membership of the Science and Technology Committee is composed of two independent directors and one employee representative, and the committee works together with an Advisory Board of Science and Technology.

The table below shows the current membership of each Board committee and the number of meetings held during 2007.

Name	Audit	Compensation and Management Development	Corporate Governance	Science and Technology
Stuart M. Essig	X	Chair	X	
Larry C. Glasscock	Chair	X	X	
Arthur J. Higgins	X	X	X	
John L. McGoldrick*		X	Chair	X
Augustus A. White, III, M.D., Ph.D.		X	X	Chair
2007 Meetings	13	9	10	1

* Mr. McGoldrick was appointed our non-executive Chairman of the Board effective December 1, 2007.

Audit Committee. The principal functions of the Audit Committee include:

- appointing, evaluating and, where appropriate, replacing our independent registered public accounting firm;

- pre-approving all auditing services and permissible non-audit services provided to us by our independent registered public accounting firm;

- reviewing with our independent registered public accounting firm and with management the proposed scope of the annual audit, past audit experience, our program for the internal examination and verification of our accounting records and the results of recently completed internal examinations;

- resolving disagreements between management and our independent registered public accounting firm regarding financial reporting; and

- reviewing major issues as to the adequacy of our internal controls.

The Board of Directors has determined that both Larry C. Glasscock and Stuart M. Essig qualify as "audit committee financial experts" as defined by the rules of the Securities and Exchange Commission. Stockholders should understand that this designation is a Securities and Exchange Commission disclosure requirement related to these directors' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon these directors any duties, obligations or liabilities that are greater than are generally imposed on them as members of the Audit Committee and the Board, and their designation as audit committee financial experts pursuant to this Securities and Exchange Commission requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

The report of the Audit Committee appears on pages [   ].

Compensation and Management Development Committee.   The duties of the Compensation and Management Development Committee include:

- administering our annual incentive, stock option and long-term incentive plans;

- reviewing and making recommendations to the Board with respect to incentive compensation and equity-based plans;

- adopting and reviewing our management development programs and procedures;

- approving compensation of executive officers; and

- discussing with management the Compensation Discussion and Analysis required by Securities and Exchange Commission regulations and, if appropriate, recommending its inclusion in our Annual Report on Form 10-K and proxy statement.

None of the members of the Compensation and Management Development Committee during 2007 or as of the date of this proxy statement is or has been our officer or employee or had any relationship requiring disclosure under Item 404 of Regulation S-K of the Exchange Act. None of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation and Management Development Committee or the Board or otherwise under circumstances requiring disclosure under Item 404 of Regulation S-K.

The report of the Compensation and Management Development Committee appears on page [   ].

Corporate Governance Committee.   The duties of the Corporate Governance Committee include:

- developing and recommending to the Board criteria for selection of non-employee directors;

- recommending director candidates to the Board;

- periodically reviewing both employee and non-employee director performance;

- periodically reassessing the Board's Corporate Governance Guidelines and recommending any proposed changes to the Board for approval; and

- periodically reviewing, in cooperation with the Compensation and Management Development Committee, the form and amount of non-employee director compensation and recommending any proposed changes to the Board for approval.

Science and Technology Committee.   The duties of the Science and Technology Committee include:

- advising the Board on matters involving our new science and advanced technology programs, including major internal projects, interactions with academic and independent research organizations and the acquisition of technologies; and

- reviewing and recommending to the Board major technology positions and strategies relative to emerging concepts of therapy, new trends in healthcare, and changing market requirements.

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for monitoring the integrity of the company's financial statements, the qualifications, performance and independence of the independent registered public accounting firm, the performance of the company's internal audit function and compliance with legal and regulatory requirements. The committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm.

Management is responsible for the financial reporting process, including the system of internal control, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for management's report on internal control over financial reporting. The independent registered public accounting firm is responsible for auditing the consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States as well as rendering an opinion on management's report on internal control over financial reporting. The committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on internal control over financial reporting. Committee members are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to the independence of the independent registered public accounting firm. The committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm.

The committee held 13 meetings during 2007. The meetings were designed, among other things, to facilitate and encourage communication among the committee, management, the internal auditor and the independent registered public accounting firm, PricewaterhouseCoopers LLP, or PwC.

The committee discussed with the internal auditor and PwC the overall scope and plans for their respective audits. The committee met with the internal auditor and PwC, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal control over financial reporting. The committee reviewed and discussed compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including consideration of the Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 2, An Audit of Internal Control over Financial Reporting Performed in Conjunction With an Audit of Financial Statements.

The committee discussed major financial risk exposures with management and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies.

Management has represented to the committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the committee has reviewed and discussed the consolidated financial statements with management and PwC. The committee reviewed and discussed with management, the internal auditor and PwC management's report on internal control over financial reporting and PwC's report thereon. The committee also discussed with management and the internal auditor the process used to support certifications by the Chief Executive Officer and Chief Financial Officer that are required by the Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002 to accompany periodic filings with the Securities and Exchange Commission and the processes used to support management's report on internal control over financial reporting.

The committee also discussed with PwC all matters required to be discussed by that firm's professional standards, including, among other things, matters related to the conduct of the audit of the consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 114, as amended (AICPA, *Professional Standards,* Vol. 1 AU Section 380, *The Auditor's Communication With Those Charged With Governance*), as adopted by the Public Company Accounting Oversight Board in Rule 3200 T.

PwC provided to the committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600 T, and represented that PwC is independent from the company. The committee also discussed with PwC its independence from the company. When considering PwC's independence, the committee considered if services PwC provided to the company beyond those rendered in connection with its audit and related reviews of the consolidated financial statements and attestation on management's report on internal control over financial reporting, were compatible with maintaining its independence. The committee concluded that the provision of such services by PwC has not jeopardized PwC's independence.

Based on the reviews and discussions described above, and subject to the limitations on the committee's role and responsibilities referred to above and in the charter of the Audit Committee, the committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements for the year ended December 31, 2007 be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The committee has also confirmed there have been no new circumstances or developments since their respective appointments to the Audit Committee that would impair any member's ability to act independently.

Audit Committee

Larry C. Glasscock, Chair
Stuart M. Essig
Arthur J. Higgins

DIRECTORS AND NOMINEES

The Board of Directors has been divided into three classes whose terms expire at successive annual meetings. During 2007, our Restated Certificate of Incorporation was amended to provide that, beginning with this annual meeting, directors whose terms are expiring will be elected for one-year terms. As a result, two directors will be elected at the meeting to serve a term expiring in 2009. The nominees for director named below are currently our directors. Mr. Higgins was appointed a director by our full Board of Directors, effective February 12, 2007. Mr. Dvorak was appointed to serve on the Board of Directors, effective May 1, 2007, in connection with his appointment as our President and Chief Executive Officer. After the election of two directors at the meeting, we will have six directors, including the four directors whose present terms extend beyond the meeting, and there will be one vacancy on the Board of Directors. The Board plans to fill the vacancy in due course following the selection of a suitable candidate, in accordance with our Restated Certificate of Incorporation. Listed first below are the nominees for election, followed by the directors whose terms expire in 2009 and 2010, with information including their principal occupations and other business affiliations, the year each was first elected as a director, the Board committee memberships of each and each director's age.

Nominees for Director: 2008 – 2009 Term



David C. Dvorak, *Director Since 2007*
President and Chief Executive Officer of the company since May 1, 2007. Prior to that, Mr. Dvorak served as Group President, Global Businesses and Chief Legal Officer of Zimmer from December 2005. From October 2003 to December 2005, Mr. Dvorak served as Executive Vice President, Corporate Services, Chief Counsel and Secretary, as well as Chief Compliance Officer. Mr. Dvorak was appointed Corporate Secretary in February 2003. He joined Zimmer in December 2001 as Senior Vice President, Corporate Affairs and General Counsel. Mr. Dvorak is a director of the Advanced Medical Technology Association, or AdvaMed, the medical device industry's trade association. Age 44.



Arthur J. Higgins, *Director Since 2007*
Chairman of the Board of Management of Bayer HealthCare AG since January 2006 and Chairman of the Bayer HealthCare Executive Committee since July 2004. Prior to joining Bayer Healthcare, Mr. Higgins served as Chairman, President and Chief Executive Officer of Enzon Pharmaceuticals, Inc. from 2001 to 2004. Prior to joining Enzon Pharmaceuticals, Mr. Higgins spent 14 years with Abbott Laboratories, most recently as President of the Pharmaceutical Products Division from 1998 to 2001. He is a member of the Board of Directors of the Pharmaceutical Research and Manufacturers of America (PhRMA), a member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA) and President of the European Federation of Pharmaceutical Industries and Associations (EFPIA). Mr. Higgins graduated from Strathclyde University, Scotland and holds a B.S. in biochemistry. Board Committees: Audit Committee, Compensation and Management Development Committee and Corporate Governance Committee. Age 52.

Continuing Directors Whose Present Terms Expire in 2009



Stuart M. Essig, *Director Since 2005*
President and Chief Executive Officer of Integra LifeSciences Holdings Corporation, or Integra, since December 1997. Prior to joining Integra, Mr. Essig supervised the medical technology practice at Goldman, Sachs & Co. as a managing director. Mr. Essig had ten years of experience at Goldman Sachs serving as a senior mergers and acquisitions advisor to a broad range of domestic and international medical technology, pharmaceutical and biotechnology clients. Mr. Essig holds an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University and an M.B.A. and Ph.D. in Financial Economics from the University of Chicago, Graduate School of Business. Mr. Essig is a director of Integra, St. Jude Medical, Inc. and AdvaMed. Board Committees: Audit Committee, Compensation and Management Development Committee (Chair) and Corporate Governance Committee. Age 46.

Continuing Directors Whose Present Terms Expire in 2009 *(continued)*



Augustus A. White, III, M.D., Ph.D., *Director Since 2001*
Ellen and Melvin Gordon Professor of Medical Education, Professor of Orthopaedic Surgery, and former Master of the Oliver Wendell Holmes Society at the Harvard Medical School and Professor of Orthopaedic Surgery at the Harvard-MIT Division of Health Sciences and Technology; and Orthopaedic Surgeon-in-Chief, Emeritus, at the Beth Israel Deaconess Medical Center in Boston. Dr. White previously served as the Chief of Spine Surgery at Beth Israel and Director of the Daniel E. Hogan Spine Fellowship Program. He is a graduate of the Stanford University Medical School, holds a Ph.D. from the Karolinska Institute in Stockholm and an A.B. from Brown University, and graduated from the Advanced Management Program at the Harvard Business School. Dr. White is a director of Orthologic Corp. Board Committees: Compensation and Management Development Committee, Corporate Governance Committee and Science and Technology Committee (Chair). Age 71.

Continuing Directors Whose Present Terms Expire in 2010



Larry C. Glasscock, *Director Since 2001*
Chairman of WellPoint, Inc. since November 2005. Mr. Glasscock also served as President and Chief Executive Officer of WellPoint, Inc. from November 2004 (following the merger between Anthem, Inc. and WellPoint Health Networks Inc.) until his retirement from day-to-day operations in June 2007. Mr. Glasscock served as Chairman, President and Chief Executive Officer of Anthem, Inc. from May 2003 to November 2004 and served as President and Chief Executive Officer of Anthem, Inc. from July 2001 to May 2003. Mr. Glasscock is a director of WellPoint, Inc. and Sprint Nextel Corporation. Board Committees: Audit Committee (Chair), Compensation and Management Development Committee and Corporate Governance Committee. Age 59.



John L. McGoldrick, *Director Since 2001 and Non-Executive Chairman since December 2007*
Senior Vice President, External Strategy Development, International AIDS Vaccine Initiative since May 2006. Mr. McGoldrick served as Executive Vice President of Bristol-Myers Squibb Company, or Bristol-Myers Squibb, from October 2005 until his retirement in April 2006. He held the position of Executive Vice President and General Counsel of Bristol-Myers Squibb from January 2000 to October 2005. Prior to that, he held the position of Senior Vice President, General Counsel and President, Medical Devices Group from December 1998 to January 2000. Mr. McGoldrick is a graduate of Harvard College and the Harvard Law School. Board Committees: Compensation and Management Development Committee, Corporate Governance Committee (Chair) and Science and Technology Committee. Age 67.

PROPOSAL 1. ELECTION OF DIRECTORS

Two directors are to be elected at the meeting for one-year terms ending at the 2009 annual meeting. At the recommendation of the Corporate Governance Committee, the Board has nominated David C. Dvorak and Arthur J. Higgins for election at this annual meeting. Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies received for the election of each of the nominees.

If a nominee is unable or unwilling to serve as a nominee at the time of the annual meeting, the persons named as proxies may vote for a substitute nominee designated by the Board to fill the vacancy or for the balance of the nominees, leaving a vacancy. Alternatively, the Board may reduce its size. The Board has no reason to believe that either of the nominees will be unwilling or unable to serve if elected as a director.

As previously reported, we and other major U.S. orthopaedic manufacturers settled an ongoing federal investigation into our financial relationships with consulting orthopaedic surgeons with the U.S. Attorney's Office for the District of New Jersey in September 2007. Following the announcement of the settlement, two shareholder derivative actions were filed in Kosciusko Superior Court in Warsaw, Indiana in October 2007. The plaintiffs seek to maintain the actions against all of our current directors and two former directors. The plaintiffs claim, among other things, breaches of fiduciary duty by the individual defendants which allegedly allowed misconduct to occur, including illegal payments to doctors, and caused us financial harm, including the cost of our settlement with the federal government.

Our Restated Certificate of Incorporation obligates us to indemnify our officers and directors to the fullest extent permitted by Delaware law, provided that their conduct complied with certain requirements. We are obligated to advance defense costs to our directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, our indemnity obligation can, under certain circumstances, include indemnifiable judgments, penalties, fines and amounts paid in settlement in connection with those actions. We did not advance any defense costs in 2007 to any of our current or former directors in connection with the derivative actions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE TWO NOMINEES FOR DIRECTOR.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation and Management Development Committee of the Board of Directors consists of the five directors named below, each of whom meets the independence standards of the Board's Corporate Governance Guidelines, the New York Stock Exchange listing standards and applicable securities laws.

We reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Zimmer's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and this proxy statement.

Compensation and Management Development Committee

Stuart M. Essig, Chairman
Larry C. Glasscock
Arthur J. Higgins
John L. McGoldrick
Augustus A. White, III, M.D., Ph.D.

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis supplements the more detailed information in the tables and narrative discussion that follows the tables. Our goal is to provide stockholders with a better understanding of our executive compensation practices and the decisions made concerning the compensation payable to our executive officers, including the persons named in the Summary Compensation Table, or the named executive officers, that appears on page [   ].

The Board of Directors has delegated to the Compensation and Management Development Committee, which we refer to as the committee in this section of the proxy statement, key aspects of the Board's oversight responsibilities with respect to the design and administration of our executive compensation program. The committee also approves compensation paid to our executive officers, including the named executive officers. The report of the committee appears above.

While our executive compensation practices and related plans were originally patterned on those of our former parent, and we still follow some of these legacy practices, our practices and plans have evolved and will continue to change as circumstances warrant. Our executive compensation practices are affected by the highly competitive nature of the orthopaedics industry and the location of our executive offices in Warsaw, Indiana. A number of the leading orthopaedic manufacturers in the world have significant operations in and around Warsaw, Indiana, which means that there are opportunities for experienced orthopaedic executives in this community. On the other hand, the fact that Warsaw, Indiana, is a small community in a predominantly rural area presents challenges to attracting executive talent from other industries and parts of the country.

Several major events had significant effects on our executive compensation for 2007, including the appointment of a new Chief Executive Officer, or CEO, and a new Chief Financial Officer, or CFO, in May. We discuss the compensation-related aspects of those decisions in more detail below under "– Compensation for New CEO and CFO." In addition, the $169.5 million civil settlement payment we made to the federal government in the third quarter affected the level of cash incentive payouts for 2007.

Major Elements of Compensation

There are three major elements of our executive compensation program: base salary, annual cash incentives and equity-based incentives. On occasion, we establish special project incentives. Our retirement plans and welfare benefits are generally available to all employees, including executive officers, and we also provide a limited range of perquisites or other benefits.

Base Salaries.   We use base salary as a recruiting and retention tool and to recognize individual performance and responsibility through annual merit reviews and promotional increases.

Annual Cash Incentives.   We create opportunities each year for additional cash compensation that are tied to the achievement of annual performance objectives. We use our Executive Performance Incentive Plan, or EPIP, for this purpose. Each executive officer is eligible for an award opportunity in an amount based upon a percentage of his or her base salary. The executive officers believed to have the greatest responsibility for our overall performance in the coming year are assigned the highest percentages so that more of their total compensation is tied to achievement of objective performance measures.

The performance objectives used in the EPIP are established by the committee at the beginning of each year. In recent years, the committee has set specific goals for three performance measures – adjusted earnings per share (weighted at 50%), consolidated revenue (weighted at 25%) and consolidated free cash flow (weighted at 25%) – derived from the operating plan approved by the Board of Directors for that year. This allocation is consistent with the committee's belief that earnings per share is the performance measure that correlates most directly with stockholder value.

Actual payouts under the EPIP depend upon the extent to which we achieve the performance measure goals. Payouts generally range from 0% of a specified percentage of base salary if we fail to achieve at least 85% of the goal, to 200% of the specified percentage if we achieve 120% or more of the goal. Payouts cannot exceed two times the specified percentage of base salary. The level of payouts for 2007 was affected by the impact of the third quarter civil settlement payment on earnings per share and consolidated cash flow. For additional information regarding the performance measure goals and the 2007 EPIP awards, see "Executive Officer Compensation Tables and Notes – Summary Compensation Table – Narrative Discussion – 2007 EPIP Target Award Opportunities."

The Board of Directors has approved an amended EPIP which will be considered by stockholders at this meeting. See "Proposal 3. Approval of the Amended Zimmer Holdings, Inc. Executive Performance Incentive Plan" beginning on page [   ].

Equity-Based Incentives.   We make equity-based awards under stockholder-approved plans to provide incentives over periods longer than one year and to align the interests of our executives with those of our stockholders. These incentives take the form of stock options, restricted stock, restricted stock units, or RSUs, and performance shares. Performance shares are, and other types of awards in the discretion of the committee may be, conditioned upon achievement of performance goals.

The committee typically approves awards of stock options on an annual basis to management-level employees at its December meeting and sets a future date as the actual grant date at that time. For 2007, the grant dates followed the release of our fourth quarter and full-year 2006 earnings. The committee also made mid-year equity-based awards to our new CEO and CFO and two other executive officers in connection with their respective promotions. We do not backdate stock options or issue stock options with exercise prices below the fair market value of our common stock on the grant date. We do not purposely schedule grant dates to precede favorable information or follow unfavorable disclosures.

Stock options generally become exercisable in four equal installments on the first through the fourth anniversaries of the grant date. Restricted stock and RSUs become non-forfeitable over a multi-year period. The committee typically provides a reward to retirement-eligible employees who have made contributions over a sustained period by accelerating the vesting of stock options granted under our management stock incentive plan held for at least one year from the grant date upon the employee's retirement. The employee will continue to have the original option term to exercise such options. Our practice of accelerating the vesting of options upon an employee's retirement is consistent with the practices of our peer group and allows us to use stock options as an effective long-term equity-based incentive for employees who, based on their age and years of service with us, are retirement eligible.

In addition, the vesting of stock options granted under our management stock incentive plan held for at least one year by an employee who has reached age 60 generally will accelerate. If the employee terminates employment under circumstances not meeting the definition of "retirement" under the plan, the employee will only have three months from the date of termination to exercise such options. This benefit, which is significantly less than the benefit afforded to retirement-eligible participants, enhances our ability to compete for, and provide meaningful equity-based incentives to, more experienced candidates who may be amenable to a late-stage career move but who are not eligible for retirement as defined in our stock incentive plans.

The terms and conditions of stock options granted to employees based outside the United States may vary to comply with local law or to obtain the full benefit of applicable tax laws in those jurisdictions.

Plan provisions allowing for accelerated vesting of stock options upon retirement or attainment of age 60 generally have not been considered when determining the type or number of awards granted to a particular executive in a given year.

The committee may delegate authority to our CEO to grant a limited number of equity-based awards for purposes of attracting new employees and rewarding employee performance. He cannot grant awards to executive-level employees or new hires for executive-level positions. The aggregate number of shares underlying all such grants by the CEO may not exceed 150,000 per year. The CEO subsequently reports any such grants he makes to the committee.

The committee made grants of performance-based RSUs in mid-2007 to our CEO, CFO and two other executive officers in connection with their respective promotions. These performance-based RSUs are tied to our performance over an 18-month period. The committee also made grants of RSUs to a group of management-level employees, including our executive officers, in December 2007, which vest in two installments over the next two years. These grants were intended to provide an incentive to those management-level employees to remain employed through the critical implementation phase of the Deferred Prosecution Agreement and Corporate Integrity Agreement we entered into in September 2007. In addition to the awards made in 2007, performance shares that had been granted in 2006 were outstanding during 2007. These performance shares are tied to our performance over a three-year period ending December 31, 2008. Additional information on equity-based awards to the named executive officers, including the performance measures and goals set by the committee for the 2007 performance-based RSU grants and 2006 performance share grants, can be found in the tables and accompanying narrative discussion which follow this discussion and analysis.

We require management-level employees to sign a non-competition agreement as a condition of receiving an equity award. In addition, the award agreement provides that, if the employee breaches the non-competition agreement, the committee may require the employee to forfeit his or her award, even if vested. To the extent an award has previously been exercised or becomes non-forfeitable, the committee may require the employee to return any shares of common stock he or she received upon the exercise or cash proceeds received upon sale.

Compensation Philosophy

We design our executive compensation program to attract, retain and motivate highly qualified executives and to align their interests with the interests of our stockholders. The ultimate goal of our program is to increase stockholder value by providing executives with appropriate incentives to achieve our business objectives. We seek to achieve this goal through a program that rewards executives for superior performance, as measured by both financial and non-financial factors. In the case of our executive officers, we intentionally make a greater proportion of their total compensation subject to the achievement of objective performance measures which we believe reflect increases in stockholder value. We also encourage executives to act as equity owners by requiring them to meet the stock ownership requirements discussed below under "– Stock Ownership Guidelines for Executive Officers."

Management provides the committee with recommendations on the compensation of the executive officers other than the CEO. These recommendations include specific amounts for base salaries, target cash incentive opportunities and equity-based awards for the executive officers. These recommendations are developed initially by our human resources department with the assistance of management's compensation consultant. We consider such factors as compensation history, tenure, responsibilities and retention concerns to maintain consistency among our executives. These recommendations are then reviewed, and may be changed, by our CEO who also considers his own subjective assessment of the performance of each executive officer other than himself. The committee gives significant consideration to the recommendations of management, but also considers information and advice provided by the committee's compensation consultant, Watson Wyatt & Company, or Watson Wyatt, whose activities are described in more detail below under "– Compensation Consultants." The committee itself is responsible for reviewing the performance of the CEO, without the CEO's participation, and determines his compensation. The committee considers our performance on an operational and financial basis and the committee's assessment of the CEO's contributions during the year and overall performance.

The compensation philosophy the committee employs is to set each major compensation element at levels which approximate a specific percentile of market, based on data obtained from published salary survey sources, as follows:

- Base pay at approximately the 50th percentile,

- Annual cash incentive opportunities at the target level at approximately the 65th percentile, and

- Equity-based incentives in the form of stock options, restricted stock and other equity-based awards with a value that equates to approximately the 75th percentile.

We have used above-median targets for annual cash incentives and equity-based incentives since we became an independent public company in 2001. As explained above, this approach makes a greater proportion of total compensation tied to the achievement of objective performance measures. The target percentiles shown above are derived from the survey data and not the peer group discussed below.

The committee reviews the relative pay differences for different executive officers considering not only the market targets described above, but also the responsibilities of the executive which includes the nature of the executive's duties, number of direct reports and other factors. The committee believes that the position of CEO has the greatest opportunity to impact our performance and to ensure that our most senior executives exhibit the behavior necessary to meet our business and compliance objectives. Similarly, we believe that an effective CFO is vital to our success, as he not only supervises key business and financial operations, but has significant responsibilities in our ongoing disclosure obligations. Accordingly, the committee has historically set total target cash compensation (base salary plus target bonus opportunity) for the CEO at a multiple of the total compensation of the next most highly compensated executive officer who has been the CFO. In 2007, the new CEO and CFO were promoted from other positions within the company. They did not have the same longevity as their predecessors and, as a result, the historic differences between the compensation of the CEO and CFO and the other executive officers have been significantly compressed.

Finally, as the importance of our international operations has increased, it is critical for us to attract and retain qualified executive talent outside of the United States. There is significant competition for experienced international executives. We must offer compensation that reflects competitive concerns, higher costs of living and local custom and practice to retain these individuals.

Our objective is to provide a total pay opportunity that is competitive with our closest competitors, but which also places a greater emphasis on equity-based compensation. When the actual pay of our executive officers is in alignment with our performance, this approach effectively aligns the interests of the executives with those of our stockholders.

The committee assessed whether our 2007 compensation was consistent with the compensation philosophy explained above by asking Watson Wyatt to conduct a market review. The committee reviewed an analysis of 2007 compensation for each executive officer, including base salary, annual cash bonus, annual cash compensation (base salary plus annual cash bonus), long-term incentives and total direct compensation (annual cash compensation plus long-term incentives). This information was then compared to competitive pay level compensation collected from our peer group and from published compensation surveys. On an overall basis, the base salaries of our executive officers for 2007 were at the 25th percentile for the peer group and the 50th percentile for the survey data. Annual cash incentives at the target level were at the same percentiles. Long-term incentives were at the 50th percentile for the peer group and the 75th percentile for the survey data. This resulted in total direct compensation at the target level equal to the 50th percentile for the peer group and at or above the 75th percentile for the survey data.

Compensation Consultants

As it has for several years, Watson Wyatt acted as the committee's consultant during 2007. Typically, the firm provides the committee with advice on compensation program design and best practices and produces the comparative information derived from the peer group and published survey data that the committee reviews. Major activities conducted during 2007 consisted of: (1) advising the committee on and helping to develop the compensation packages for our new CEO and CFO; (2) conducting a pay-for-performance analysis of our executive compensation over a three-year period; (3) preparing a market review of our 2007 executive compensation; and (4) preparing "tally sheets" for our executive officers that were considered when making compensation decisions for 2008. Watson Wyatt also reviewed and made recommendations for changes in our non-employee director compensation program. The firm's activities are discussed at greater length in various parts of this discussion and analysis.

In May 2007, we engaged Steven Hall and Partners to serve as consultant to our human resources department and company management. Steven Hall and Partners compared our company compensation plans against our peer group companies for various forms of equity and long-term incentive plan designs, and provided recommendations, as well as advice on other compensation related matters. Steven Hall and Partners also assists the human resources department and management in providing the committee with recommendations for base salary, target bonus percents and long-term incentive awards for executive officers, except for the CEO. The specific recommendations are typically discussed with Watson Wyatt as the committee's compensation consultant. The final recommendations are then reviewed by the committee which frequently makes adjustments to the final determinations. In addition, Steven Hall and Partners acts as a resource to the human resources department and management in analyzing the compensation information from and recommendations made by Watson Wyatt.

Benchmarking

It has been our practice for many years to compare our compensation practices with the practices of a group of other U.S. public companies, comprised of direct competitors and other bio-medical manufacturers of comparable size based on revenue and market capitalization. With Watson Wyatt's assistance, the committee monitors the continuing relevancy of the companies in the peer group and makes changes as companies alter their focus, merge or are acquired, or as new competitors emerge.

The peer group for 2007 consisted of C.R. Bard, Inc.; Baxter International Inc.; Becton, Dickinson and Company; Biogen Idec Inc.; Biomet, Inc.; Boston Scientific Corporation; Covidien Ltd.; Genzyme Corporation; Medtronic, Inc.; St. Jude Medical, Inc.; Stryker Corporation; and Thermo Fisher Scientific Inc. Biomet, Inc. was removed effective January 1, 2008 due to its acquisition by private investors.

The committee uses information derived from the peer group to assess our compensation practices. It also considers more general market data obtained from published salary survey sources. The comparative data is for the previous year and therefore does not reflect compensation levels or trends on a real-time basis.

Management and its consultant also use data from other large healthcare companies to develop incentive plan design and other aspects of executive compensation other than pay levels.

Pay-for-Performance Analysis

The "pay-for-performance" analysis that the committee reviewed in 2007 compared the compensation of our five most senior executives, both in terms of realizable pay and realized pay, to comparable executives of the peer group for a three-year period from 2004 to 2006. The analysis also compared the three year compound average growth rates for three performance metrics – earnings per share, revenue and cash flow – as well as total stockholder return for the period. The analysis yielded a number of findings, including:

- the realized pay of our named executive officers was low relative to our composite performance as compared to the peer group;

- the ratio of realizable pay to pay opportunity for the named executive officers was in the bottom 10% of the peer group; and
- the realizable pay of the named executive officers represented a smaller portion of our net income than the comparable executives at most of the peer group companies.

The analysis demonstrated that, while we were a top performer in the period with respect to the three performance metrics used, we lagged the peer group in total stockholder return for the period, which directly impacted the realizable gain from stock option grants during the period. Our pay opportunity was above, while our realizable pay was below, the peer group median and our named executive officers realized approximately 30% of their target opportunity during the period.

The committee discussed the findings of the report and concluded that incremental adjustments in our compensation program may be warranted, but major changes in design were not needed, in order to improve the alignment of executive pay to our performance.

The committee also considered the market review of our 2007 executive compensation which is discussed above and in the narrative following the Summary Compensation Table on page [ ].

Other Compensation

Special Incentives. On occasion, the committee has created opportunities for additional cash compensation based on the success of a specific project. An example of this is the special project incentive program we adopted to accomplish integration and expense savings and efficiencies or "synergies" following our 2003 acquisition of Centerpulse AG. There were no special compensation incentive arrangements during 2007 and none approved to date for 2008.

Perquisites. We provide executive officers with a limited range of perquisites or other benefits not generally available to all salaried employees. We do not provide executives with company cars or car allowances unless they are living overseas and such practices are consistent with local custom. We maintain two club memberships in Northeastern Indiana for business use by sales and management personnel and pay the cost of a small number of club memberships internationally. Non-business use of our aircraft is limited and infrequent. The committee reviews our CEO's non-business use of our aircraft on an annual basis. The CEO is taxed on the imputed income (computed using Standard Industry Fare Level rates) attributable to all such use and we do not provide any additional income to him to pay the taxes on the imputed income.

We provide all management-level employees who relocate their principal residence at our request with benefits provided under our relocation assistance program, including, for example, reimbursement of temporary housing and moving expenses.

Disability Compensation. Executive officers based in the U.S. may participate in the Restated Zimmer, Inc. Long-Term Disability Income Plan for Highly Compensated Employees. This plan is funded from our general assets and individual disability insurance policies we pay for. The plan provides disability benefits, as a percentage of total compensation, that are comparable to benefits provided to employees whose compensation is not limited for purposes of determining benefits payable under our base long-term disability insurance plan.

Retirement and Other Post-Employment Benefits. Executives based in the U.S. may be eligible to participate in our 401(k) savings and investment plan, or SIP, and the benefit equalization plan, or BEP/SIP, that supplements the SIP, our defined benefit pension plan, or RIP, the benefit equalization plan, or BEP/RIP, that supplements the RIP and our retiree medical plan. We originally established the RIP, the BEP/RIP and the BEP/SIP at the time of our separation from our former parent in 2001. Under the terms of an Employee Benefits Agreement between our former parent and us, we agreed to establish plans that were substantially identical in all material respects to corresponding plans offered by the former parent. Since 2001, we have continued to offer these plans and the SIP in an effort to remain market competitive, to retain talented employees, to assist employees in preparing for retirement, to provide income to employees following retirement and, in the case of the benefit equalization plans, to provide benefits to eligible executives that are comparable, as a percentage of compensation, to benefits provided to employees whose compensation is not limited by the annual compensation limit under U.S. law. We believe that the total retirement benefits we provide are comparable to the retirement benefits provided by other companies within the medical device and biotech industries. The RIP, the BEP/RIP and the retiree medical plan are only available to executives hired before September 2, 2002. This was taken into account when we determined to provide enhanced benefits to affected employees under our SIP. Additionally, the cost of providing post-employment benefits generally affects decisions regarding the types and amounts of other compensation and benefits that we may offer our employee population as a whole, but the provision of, or named executive officer's accumulated benefit under, our retirement plans generally does not affect decisions regarding the types or amounts of other compensation paid to that named executive officer in a given year. These plans are discussed in greater detail in the narrative following the Pension Benefits in 2007 Table on page [ ].

Employment and Similar Agreements. We do not have employment agreements with any of our executive officers. However, we have entered into change in control severance agreements with each of them. These agreements are intended to maintain continuity of management, particularly in the context of a transaction in which we undergo a change in control. These agreements are "double triggered," which means that an executive is only entitled to severance payments if (1) we experience a change in control as defined in the agreement and (2) the executive's employment with us is terminated. See "Executive Officer

Compensation Tables and Notes – Potential Payments Upon Termination of Employment – Change in Control Arrangements" on page [   ] for a more detailed description of the material terms of these agreements.

Compensation for New CEO and CFO

In 2006, J. Raymond Elliott, who had served as our CEO since 2001, announced his intention to retire as President and CEO during 2007. The Board of Directors conducted an extensive search for a successor CEO, considering both external and internal candidates. As part of the CEO succession process, the committee worked with Watson Wyatt and outside counsel to develop compensation arrangements for a new CEO.

Watson Wyatt provided the committee with data which compared the 2006 compensation for our CEO with our peer group and a larger group of Fortune 1000 companies that hired a new CEO from outside of the organization in 2005 or 2006. The data used included base salary, annual incentives, long-term incentives, inducement awards (sign-on or promotion related) and total direct compensation. The data demonstrated that external CEO hires typically received a median total direct compensation approximately 15% greater than the median total direct compensation of the predecessor CEO, while an internal candidate was more likely to receive total direct compensation approximately 25% less than the predecessor CEO (although the internal candidate's compensation would significantly increase from the internal candidate's compensation for the previous year). The committee used this data to develop possible compensation packages for both an external and an internal candidate consistent with our compensation philosophy.

In April 2007, following the Board of Directors' approval of Mr. Dvorak as a possible successor CEO, the parties reached agreement on the following principal components:

- an increase in annual base salary from $415,000 to $700,000, which was $50,000 less than Mr. Elliott's 2006 base salary and below the 25th percentile of our peer group;

- an increase in his target EPIP award for 2007 from 60% to 100% of base salary, which was consistent with Mr. Elliott's 2006 target award, market data provided by Watson Wyatt and the committee's philosophy to target the 65th percentile of market; and

- a promotional award of long-term incentives consisting of (1) a grant of 100,000 non-qualified stock options vesting 25% per year commencing May 1, 2008, (2) a maximum award of 57,000 RSUs subject to performance conditions for a performance period ending December 31, 2008, and (3) an award of restricted shares having a grant date fair value of $2,000,000 vesting ratably on the third, fourth and fifth anniversaries of the grant date.

The committee approved these compensation arrangements subject to Mr. Dvorak's appointment as CEO by the full Board of Directors.

On April 25, 2007, Mr. Leno, who had served as our CFO since 2001, advised us of his intention to resign to pursue other business opportunities. The Board of Directors promoted Mr. Crines, who had previously served as our Senior Vice President, Finance, Operations, and Corporate Controller and Chief Accounting Officer, to the position of Executive Vice President, Finance and CFO. The committee increased Mr. Crines' compensation at the time of his appointment, the principal components of which are:

- an increase in annual base salary from $315,000 to $415,000, which was $100,000 less than Mr. Leno's base salary and slightly above the 25th percentile of the peer group;

- an increase in his target EPIP award for 2007 from 50% to 60% of base salary, which was consistent with Mr. Leno's 2007 target award, market data provided by Watson Wyatt and the committee's philosophy to target the 65th percentile of market; and

- a promotional award of long-term incentives consisting of (1) a grant of 25,000 non-qualified stock options vesting 25% per year commencing May 1, 2008, (2) a maximum award of 13,334 RSUs subject to performance conditions for a performance period ending December 31, 2008, and (3) an award of restricted shares having a grant date fair value of $1,000,000 vesting ratably on the third, fourth and fifth anniversaries of the grant date.

In approving these compensation arrangements for the promoted officers, the committee recognized that they provided for compensation that was less than the amounts contemplated by the committee's compensation philosophy. The primary reason for this difference was that the officers were new to their respective roles. The committee plans to consider future incremental increases in compensation, in addition to possible annual merit increases and market adjustments, to bring their compensation more in line with the compensation philosophy.

Stock Ownership Guidelines for Executive Officers

Our executive officers must meet stock ownership guidelines the Board of Directors has established in order to align their interests more closely with those of our stockholders. The committee oversees compliance with these guidelines and periodically reviews the guidelines. The guidelines require (1) our Chief Executive Officer to own shares with a value equal to at least five times his base salary; (2) other designated executive officers, including the other named executive officers, to own shares with a value equal to at least three times the executive's base salary; and (3) other executive officers to own shares with a value equal to at least two times the executive's base salary. All shares owned by an executive officer count toward these guidelines, including shares owned indirectly, shares held in our 401(k) savings plan or Employee Stock Purchase Plan, as well as restricted shares, RSUs and performance shares (at the target award level). In addition, one-half of the gain on vested stock options is counted toward these guidelines. All executive officers are currently in compliance with the guidelines or are pursuing approved plans that will enable them to achieve compliance within the five-year time frame prescribed in the guidelines. We have approved procedures by which every executive officer must obtain clearance prior to selling any shares of our common stock, in part to ensure no officer falls out of compliance with the stock ownership guidelines.

In addition, our policies prohibit our executives from engaging in any transaction in which they may profit from short-term speculative swings in the value of our stock. This includes "short sales" (selling borrowed securities which the seller hopes can be purchased at a lower price in the future) or "short sales against the box" (selling owned, but not delivered securities) and buying or selling "put" and "call" options (publicly available rights to sell or buy securities within a certain period of time at a specified price) or the like. Any other transactions involving our stock or derivative securities that could affect ownership by an executive, such as entering into "zero cost collars" or variable prepaid forward contracts and transfers to pooled investment vehicles, must be pre-cleared pursuant to our procedures.

Tax and Accounting Considerations

Section 162(m). Section 162(m) of the Internal Revenue Code, or the Code, limits the deductibility of compensation paid to the most highly-compensated executive officers of U.S. public companies to $1,000,000 per year unless the compensation qualifies as performance-based. The committee's policy is to take into account Section 162(m) in establishing compensation of our executives. However, the deductibility of some types of compensation payments can depend upon the timing of the vesting or an executive's exercise of previously granted awards. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond our control also can affect deductibility of compensation. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to that sum which is deductible under Section 162(m) of the Code. In 2007, the impact of the Section 162(m) limitation on our after-tax compensation expense was negligible.

The EPIP and our equity-based incentive plans contain performance-based conditions and have been approved by stockholders so that payments under those plans will not be limited by Section 162(m). We believe that the awards made under these plans qualify as performance-based compensation. We will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with our compensation policies and what we believe is in the best interests of our stockholders. We are submitting an amended EPIP to the stockholders for consideration at this meeting so that compensation payable under the plan will continue to qualify as performance-based compensation. See "Proposal 3. Approval of the Amended Zimmer Holdings, Inc. Executive Performance Incentive Plan" beginning on page [   ].

Section 409A. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. As amended, Section 409A of the Code affects the payments of certain types of deferred compensation to key employees. The Internal Revenue Service finalized Section 409A regulations in 2007, and affected plans must now be amended before January 1, 2009 to conform with these new rules. We believe we are operating in good faith compliance with the statutory provisions which were effective January 1, 2005, and Internal Revenue Service guidance. We discuss our nonqualified deferred compensation arrangements on pages [   ].

Accounting for Stock-Based Compensation. Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified-prospective method. In accordance with this method, we did not adjust our financial statements for earlier periods to reflect the effect of SFAS 123(R).

Financial Statement Restatements. Section 302 of the Sarbanes-Oxley Act of 2002 provides that, in the event that a U.S. public company is required to prepare an accounting restatement due to the material noncompliance of the company, as a result of misconduct, with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer must reimburse the company for (1) any bonus or other incentive-based or equity-based compensation received by that person from the company during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurs) of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the company during that 12-month period. We have not adopted a specific policy with respect to the recovery of compensation in the event of a financial statement restatement which is broader than the statutory requirements.

Executive Officer Compensation Tables and Notes

The following tables set forth information regarding compensation paid to each of the persons who acted as our Chief Executive Officer or Chief Financial Officer during 2007 and our three other most highly compensated executive officers based on total compensation earned, excluding increases in pension value.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
David C. Dvorak[6]	2007	605,731	266,151	1,827,280	409,889	125,367	39,836	3,274,254
President and CEO	2006	400,000	715,097	1,302,962	379,600	81,144	19,092	2,897,895
James T. Crines[6]	2007	381,923	249,472	1,137,935	162,182	134,430	18,843	2,084,785
Executive Vice President, Finance and CFO								
Bruno A. Melzi.	2007	523,415[7]	(182,917)	1,186,763	193,403[7]	67,140[7]	457,225[7]	2,245,029[7]
Chairman, Europe, Middle East and Africa	2006	467,841[7]	691,514	1,302,450	355,692[7]	74,591[7]	455,610[7]	3,347,698[7]
Sheryl L. Conley	2007	380,000	(152,538)	1,126,177	168,492	204,881	18,895	1,745,907
Group President, Americas and Global Marketing and Chief Marketing Officer	2006	370,000	571,273	1,074,117	373,964	224,637	17,649	2,631,640
Stephen H.L. Ooi.	2007	340,880[8]	23,973	1,205,765	127,389[8]	—	43,590[8]	1,741,597[8]
President, Asia Pacific								
J. Raymond Elliott[6]	2007	692,308	(811,293)	6,062,717	—	1,819,727	223,699	7,987,158
Former CEO	2006	750,000	2,478,357	6,882,978	1,140,416	612,505	123,865	11,998,121
Sam R. Leno[6]	2007	181,731	(975,883)	—	—	295,531	21,353	(477,268)
Former CFO	2006	510,000	1,120,959	1,866,868	464,730	238,835	24,493	4,225,885

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to stock awards in accordance with SFAS 123(R). During 2007, as a result of changes in our estimate of the number of performance shares granted January 18, 2006 that will vest, we reversed certain compensation expense relating to these performance shares that had been recognized for financial statement reporting purposes in 2006 in accordance with SFAS 123(R). Amounts reported in this column for 2007 for Mr. Dvorak, Mr. Melzi, Ms. Conley and Mr. Elliott have been reduced (in some cases below zero) by the reversed expense. Amounts reported for 2007 for Mr. Crines and Mr. Ooi have not been reduced by the reversed expense, because the expense recognized in 2006 for these executive officers has not been reported in the Summary Compensation Table.

Mr. Leno forfeited unvested performance shares and shares of restricted stock when he resigned effective May 4, 2007. In accordance with SFAS 123(R), we reversed compensation expense relating to the forfeited shares that had been recognized for financial statement reporting purposes in 2006. As a result, the amount reported in this column for 2007 for Mr. Leno is negative.

Name	Type of Award	Grant Date	2007 Expense ($)	2006 Expense ($)
David C. Dvorak	RSUs	12/12/07	106,305	—
	Restricted Stock	05/01/07	266,358	—
	Performance Shares	01/18/06	(212,000)	609,609
	Restricted Stock	01/14/04	105,488	105,488
Total			266,151	715,097
James T. Crines	RSUs	12/12/07	45,968	
	Restricted Stock	05/01/07	133,179	
	Restricted Stock	01/14/04	70,325	
Total			249,472	
Bruno A. Melzi	RSUs	12/12/07	37,773	—
	Performance Shares	01/18/06	(220,690)	631,777
	Restricted Stock	01/02/02	—	53,738
	Restricted Stock	08/07/01	—	5,999
Total			(182,917)	691,514
Sheryl L. Conley	RSUs	12/12/07	42,084	—
	Performance Shares	01/18/06	(194,622)	565,274
	Restricted Stock	08/07/01	—	5,999
Total			(152,538)	571,273

Name	Type of Award	Grant Date	2007 Expense ($)	2006 Expense ($)
Stephen H.L. Ooi	RSUs	12/12/07	23,973	
Total			23,973	
J. Raymond Elliott	Performance Shares	01/18/06	(811,293)	2,327,598
	Restricted Stock	01/02/02	—	120,760
	Restricted Stock	08/07/01	—	29,999
Total			(811,293)	2,478,357
Sam R. Leno	Performance Shares	01/18/06	(905,558)	905,558
	Restricted Stock	01/14/04	(70,325)	70,325
	Restricted Stock	07/16/01	—	145,076
Total			(975,883)	1,120,959

For a discussion of the assumptions made in the valuation, see Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(2) Represents the dollar amount recognized for financial statement reporting purposes with respect to nonqualified stock option awards in accordance with SFAS 123(R), as follows:

Name	Type of Award	Grant Date	2007 Expense ($)	2006 Expense ($)
David C. Dvorak	Stock Options	05/01/07	421,667	—
	Stock Options	02/06/07	296,691	—
	Stock Options	01/18/06	314,188	314,188
	Stock Options	01/18/05[a]	164,090	164,090
	Stock Options	01/18/05	244,179	244,179
	Stock Options	01/14/04	386,465	386,465
	Stock Options	01/13/03	—	194,040
Total			1,827,280	1,302,962
James T. Crines	Stock Options	05/01/07	105,417	
	Stock Options	02/06/07	211,922	
	Stock Options	01/18/06	291,338	
	Stock Options	01/18/05[a]	114,859	
	Stock Options	01/18/05	170,925	
	Stock Options	01/14/04	243,474	
Total			1,137,935	
Bruno A. Melzi[b]	Stock Options	02/06/07	1,186,763	—
	Stock Options	01/18/06	—	1,302,450
Total			1,186,763	1,302,450
Sheryl L. Conley	Stock Options	02/06/07	211,922	—
	Stock Options	01/18/06	291,338	291,338
	Stock Options	01/18/05[a]	135,188	135,188
	Stock Options	01/18/05	201,173	201,173
	Stock Options	01/14/04	286,556	286,556
	Stock Options	01/13/03	—	159,863
Total			1,126,177	1,074,117
Stephen H.L. Ooi[c]	Stock Options	02/06/07	423,844	
	Stock Options	01/18/06	293,242	
	Stock Options	01/18/05[a]	114,859	
	Stock Options	01/18/05	170,925	
	Stock Options	01/14/04	202,895	
Total			1,205,765	

Name	Type of Award	Grant Date	2007 Expense ($)	2006 Expense ($)
J. Raymond Elliott[d]	Stock Options	01/18/06	2,399,250	2,399,250
	Stock Options	01/18/05[a]	879,334	879,334
	Stock Options	01/18/05	1,308,533	1,308,533
	Stock Options	01/14/04	1,475,600	1,475,600
	Stock Options	01/13/03	—	820,260
Total			6,062,717	6,882,978
Sam R. Leno[e]	Stock Options	01/18/06	—	1,866,868
Total			—	1,866,868

(a) These stock options were subject to vesting conditions based on our actual 2005 performance. Options vested as to performance continue to be subject to time-based vesting requirements.

(b) Under the age and service provisions of our stock option plan, if Mr. Melzi elected to retire, he would immediately vest in options that have been held for at least one year ("retiree treatment"). Accordingly, the SFAS 123(R) expense for stock options granted to Mr. Melzi is recognized over a one-year service period.

(c) Mr. Ooi will become eligible for retiree treatment in 2008. Accordingly, the SFAS 123(R) expense for stock options granted to Mr. Ooi in 2007 is recognized over a two-year service period.

(d) Mr. Elliott became eligible for retiree treatment in 2007. Accordingly, the SFAS 123(R) expense for stock options granted to Mr. Elliott in 2006 was recognized over a two-year service period.

(e) Under the provisions of our stock option award agreement, Mr. Leno immediately vested in options that had been held for at least one year because he had reached age 60. Accordingly, the SFAS 123(R) expense for stock options granted to Mr. Leno in 2006 was recognized over a one-year service period.

For a discussion of the assumptions made in the valuation, see Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(3) Includes the following awards under the EPIP and the Supplemental Performance Incentive Plan. For more information regarding these plans, see "Compensation Discussion and Analysis – Major Elements of Compensation – *Annual Cash Incentives*" and "– Other Compensation – *Special Incentives*" on pages [   ] and [   ], respectively, and the narrative discussion beginning on page [   ].

Name	EPIP($)	Supplemental Performance Incentive Plan (2006)($)	Total($)
David C. Dvorak			
2007	409,889	—	409,889
2006	279,600	100,000	379,600
James T. Crines			
2007	162,182	—	162,182
Bruno A. Melz[7]			
2007	193,403	—	193,403
2006	272,518	83,174	355,692
Sheryl L. Conley			
2007	168,492	—	168,492
2006	258,630	115,334	373,964
Stephen H.L. Ooi[8]			
2007	127,389	—	127,389
J. Raymond Elliott			
2007	—	—	—
2006	873,750	266,666	1,140,416
Sam R. Leno			
2007	—	—	—
2006	356,490	108,240	464,730

(4) Amounts reported consist of the following:

Name	RIP Aggregate Change in Actuarial Present Value of Accumulated Benefit($)[a]	BEP/RIP Aggregate Change in Actuarial Present Value of Accumulated Benefit($)[a]	Aggregate Change in Actuarial Present Value of Accumulated Benefit under Trattamento Fine Rapporto, an Italian pension plan($)	Total($)
David C. Dvorak				
2007	24,130	101,237	—	125,367
2006	16,205	64,939	—	81,144
James T. Crines				
2007	36,073	98,357	—	134,430

Name	RIP Aggregate Change in Actuarial Present Value of Accumulated Benefit($)[a]	BEP/RIP Aggregate Change in Actuarial Present Value of Accumulated Benefit($)[a]	Aggregate Change in Actuarial Present Value of Accumulated Benefit under Trattamento Fine Rapporto, an Italian pension plan($)	Total($)
Bruno A. Melzi				
2007	—	—	67,140[b]	67,140[b]
2006	—	—	74,591[c]	74,591[c]
Sheryl L. Conley				
2007	46,690	158,191	—	204,881
2006	27,577	197,060	—	224,637
Stephen H.L. Ooi				
2007	—	—	—	—
J. Raymond Elliott				
2007	183,027	1,636,700	—	1,819,727
2006	47,071	565,434	—	612,505
Sam R. Leno				
2007	32,473	263,058	—	295,531
2006	38,324	200,511	—	238,835

(a) Amounts represent the increase in the actuarial present value of the accumulated benefit under the RIP and the BEP/RIP from December 31, 2006 to December 31, 2007 and from December 31, 2005 to December 31, 2006, respectively. The accumulated benefit is the benefit to which the executive would be entitled had he or she terminated employment as of December 31 of such year and elected to commence his or her benefit at the earliest age at which he or she would receive an unreduced benefit, assuming he/she had met the eligibility conditions, payable as a monthly benefit for as long as the executive lived. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31 of such year. The assumed interest rate for 2007 is 6.16%; the assumed interest rate for 2006 is 6.14%; and the mortality assumption for both years is based on the 1994 Group Annuity Mortality Tables for men and women. Mr. Ooi does not participate in a defined benefit pension plan. Because Mr. Elliott retired and Mr. Leno resigned prior to December 31, 2007, the year-end actuarial present value of accumulated benefits for each is equal to the benefits paid to him in 2007 plus the present value of future benefits.

(b) Amount represents the increase in the actuarial present value of the accumulated benefit from December 31, 2006 to December 31, 2007 calculated in Euros for the period, with the difference converted to U.S. Dollars using the average exchange rate for the year ended December 31, 2007 of 1 EUR = 1.36662 USD.

(c) Amount represents the increase in the actuarial present value of the accumulated benefit from December 31, 2005 to December 31, 2006 calculated in Euros for the period, with the difference converted to U.S. Dollars using the average exchange rate for the year ended December 31, 2006 of 1 EUR = 1.25622 USD.

(5) Amounts reported in 2007 consist of the following:

	Mr. Dvorak	Mr. Crines	Mr. Melzi[7]	Ms. Conley	Mr. Ooi[8]	Mr. Elliott	Mr. Leno
Company matching contributions to the SIP	$10,125	$10,125	$ —	$ 9,878	$ —	$ 9,878	$ 8,178
Company matching contributions to the BEP/SIP	17,133	7,062	—	6,975	—	21,029	—
Company-paid life insurance premiums	2,208	1,656	—	2,042	—	3,968	1,150
Incremental cost of non-business use of company aircraft[a]	10,370	—	—	—	—	139,785	2,938
Holiday and unused vacation pay	—	—	128,301	—	—	49,039	9,087
Payment in lieu of company contribution to National Pension Authority pursuant to Italian law	—	—	283,305	—	—	—	—
Company-paid supplemental health insurance premiums and claims	—	—	2,210	—	3,505	—	—
Annual medical check-up	—	—	1,244	—	—	—	—
Company contributions to Fondo Mario Negri, an Italian pension plan	—	—	9,873	—	—	—	—
Incremental cost of company-provided automobile[b]	—	—	32,292	—	7,919	—	—
Automobile allowance	—	—	—	—	9,282	—	—
Incremental cost of company-provided employee driver[c]	—	—	—	—	4,310	—	—
Country club dues	—	—	—	—	850	—	—
Central Provident Fund (CPF) allowance	—	—	—	—	1,273	—	—
Voluntary company contributions to CPF	—	—	—	—	16,451	—	—
Total	$39,836	$18,843	$457,225	$18,895	$43,590	$223,699	$21,353

(a) We calculate incremental cost of non-business use of corporate aircraft based on the variable operating costs to us, including fuel costs, trip-related maintenance, crew travel expenses, landing/ramp fees, the amount, if any, of disallowed tax deductions associated with such use and other miscellaneous variable costs. We do not include in the calculation of incremental costs fixed costs that do not change based on usage, such as pilots' salaries, the lease costs of the aircraft, and the cost of maintenance not related to trips. The executive is taxed on the imputed income (computed using Standard Industry Fare Level rates) attributable to 100% of his non-business use of corporate aircraft. We do not provide any additional income to the executive to pay the taxes on the imputed income.

(b) This amount includes all costs incurred during the year for fuel, maintenance, insurance and licenses.

(c) This amount represents the portion (16%) of the salary and benefits paid to the employee driver that was attributable to transporting Mr. Ooi and his family.

(6) Messrs. Dvorak and Crines were promoted to their current positions effective May 1, 2007. Mr. Elliott resigned from the Board of Directors and retired as an employee effective November 30, 2007. Mr. Leno resigned effective May 4, 2007.

(7) Mr. Melzi's compensation is paid in Euros and has been converted to U.S. Dollars for purposes of this table (a) for 2007 compensation, using the average exchange rate for the year ended December 31, 2007 of 1 EUR = 1.36662 USD, and (b) for 2006 compensation, using the average exchange rate for the year ended December 31, 2006 of 1 EUR = 1.25622 USD.

(8) Mr. Ooi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for the year ended December 31, 2007 of 1 SGD = .662991 USD.

Narrative Discussion

The following narrative provides additional information with respect to the compensation reported in the Summary Compensation Table.

2007 Base Salaries.   The 2007 base salaries for the named executive officers were as follows:

Name	2007 Base Salary	Percentage Increase from 2006
David C. Dvorak[1]	$700,000	175.0%
James T. Crines[2]	$415,000	138.3%
Bruno A. Melzi[3]	$523,415	3.2%
Sheryl L. Conley	$380,000	2.7%
Stephen H.L. Ooi[4]	$340,880	2.8%
J. Raymond Elliott[5]	$750,000	0.0%
Sam R. Leno[6]	$525,000	2.9%

(1) Mr. Dvorak's 2007 base salary was originally $415,000, an increase of 3.8% from his base salary in 2006. His 2007 base salary was increased to $700,000 effective May 1, 2007, when he was promoted to his current positions.

(2) Mr. Crines' 2007 base salary was originally $315,000, an increase of 5.0% from his base salary in 2006. His 2007 base salary was increased to $415,000 effective May 1, 2007, when he was promoted to his current positions.

(3) Mr. Melzi's compensation is paid in Euros and has been converted to U.S. dollars for purposes of the above table using the average exchange rate for the year ended December 31, 2007 of 1 EUR = 1.36662 USD.

(4) Mr. Ooi's compensation is paid in Singapore Dollars and has been converted to U.S. dollars for purposes of the above table using the average exchange rate for the year ended December 31, 2007 of 1 SGD = .662991 USD.

(5) In 2006, Mr. Elliott announced his intention to retire as CEO during 2007.

(6) Mr. Leno resigned effective May 4, 2007.

No change was made to Mr. Elliott's base salary due to his announced retirement.

2007 EPIP Target Award Opportunities.   The 2007 target EPIP award opportunities for the named executive officers were 60% of base salary for Mr. Dvorak (increased to 100% in May 2007); 50% for Mr. Crines (increased to 60% in May 2007); 50% of base salary for Mr. Melzi; 60% of base salary for Ms. Conley; and 50% of base salary for Mr. Ooi. These percentages of base salary were the same as used for the same executive positions in the prior year. Mr. Leno forfeited his award opportunity, which had been set at 60% of base salary, upon his resignation. Had Mr. Leno remained an employee through the end of 2007, he would have received a payout of approximately $233,000. Mr. Elliott was not given a 2007 EPIP award opportunity because of his announced retirement.

The goals for the performance measures used in the EPIP for 2007 were originally set by the committee on the basis of the 2007 operating plan approved by the Board of Directors. The goals for adjusted earnings per share and consolidated revenue were set in December 2006 and the goals for consolidated free cash flow were set in February 2007. Actual payouts could range between 0% and 200% of the specified percentage of the executive's base salary based upon actual 2007 performance.

The following are the performance measures and original goals for each of the performance measures set by the committee:

	Target	Minimum	Maximum
Adjusted Earnings per Share	$3.91/share	$3.32/share	$4.69/share
	(In millions)		
Consolidated revenue	$ 3,836	$ 3,261	$ 4,603
Consolidated free cash flow	$ 866	$ 736	$ 1,039

The sum of the weighted performance for each performance measure was to be applied to the following payout schedule to determine the award. Each performance measure was capped at 120% of target and had a threshold of 85% of target with linear interpolation between 120% and 85%.

% of Performance Measure Goal	% of Award Target
120+	200
100	100
85	55
Less than 85	0

Adjusted earnings per share had to equal or exceed the target level ($3.91) in order for payments to exceed 100% of target. We calculate adjusted earnings per share for this purpose by excluding from earnings per share computed under generally accepted accounting principles any acquisition and integration expenses and purchase accounting adjustments.

In May 2007, the Board of Directors considered the impact of acquisitions we made in the first four months of 2007 on our operating plan. The Board concluded that these acquisitions would have a material impact on our 2007 operations and approved changes to the operating plan. Two of the performance measures used in the EPIP that were derived from the 2007 operating plan – consolidated revenue and consolidated free cash flow – were changed. The budgeted amount for consolidated revenue increased from $3.8 billion to $3.9 billion and the budgeted amount for consolidated free cash flow was reduced from $866 million to $785 million.

Since the 2007 EPIP goals had been derived from the operating plan, the committee considered whether adjustments should be made in the goals for the two performance measures to provide a more accurate assessment of our actual performance. The committee compared how the original goals would operate under the updated projections and the impact of changing the goals to track the changes made in the revised 2007 operating plan. The committee also reviewed the impact of a change in goals on the projected bonus payout for each executive officer and a number of other factors and concluded that the changes were appropriate.

Accordingly, the committee approved revising the goals for the consolidated revenue and consolidated free cash flow performance measures for 2007 under the EPIP as follows:

	Target	Minimum	Maximum
		(In millions)	
Consolidated revenue	$3,884	$3,301	$4,661
Consolidated free cash flow	$ 785	$ 667	$ 942

As explained above, in "Compensation Discussion and Analysis," the level of payouts for 2007 was affected by the impact of the $169.5 million civil settlement payment we made to the federal government in the third quarter of 2007 to settle an ongoing investigation into financial relationships between orthopaedic manufacturers and consulting orthopaedic surgeons. Accordingly, payouts were made in an amount equal to 73.9% of the specified percentage of each executive's base salary. See footnote 3 to the Summary Compensation Table for the awards paid to each of the named executive officers.

2007 Equity Awards. For information on the equity awards made in 2007 to the named executive officers, see the narrative discussion following the Grants of Plan Based Awards in 2007 table on page [   ].

GRANTS OF PLAN BASED AWARDS IN 2007

The following Grants of Plan Based Awards in 2007 table provides additional information about equity and non-equity incentive plan awards and stock and option awards granted to the named executive officers during the year ended December 31, 2007. The non-equity incentive plan awards were granted under the EPIP and all other awards were granted under the Zimmer Holdings, Inc. 2006 Stock Incentive Plan, or the 2006 Plan.

Name	Grant Date	Date of Comp. Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards[5] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[6] ($)	Closing Market Price on Date of Grant ($/Sh)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	
David C. Dvorak	—	—	305,060	554,654	1,109,308	—	—	—	—	—	—	—	—
	02-06-07	12-08-06	—	—	—	—	—	—	—	52,500	83.68	1,294,650	83.99
	05-01-07	04-30-07	—	—	—	—	—	—	—	100,000	88.76	2,530,000	88.66
	05-01-07	04-30-07	—	—	—	—	—	—	22,532	—	—	1,997,687	—
	07-19-07	07-19-07	—	—	—	10,450	19,000	57,000	—	—	—	920,123	—
	12-12-07	12-07-07	—	—	—	—	—	—	37,360	—	—	2,551,314	—
James T. Crines	—	—	120,704	219,462	438,923	—	—	—	—	—	—	—	—
	02-06-07	12-08-06	—	—	—	—	—	—	—	37,500	83.68	924,750	83.99
	05-01-07	04-30-07	—	—	—	—	—	—	—	25,000	88.76	632,500	88.66
	05-01-07	04-30-07	—	—	—	—	—	—	11,266	—	—	998,844	—
	07-19-07	07-19-07	—	—	—	2,445	4,445	13,334	—	—	—	215,282	—
	12-12-07	12-07-07	—	—	—	—	—	—	16,155	—	—	1,103,225	—
Bruno A. Melzi	—	—	143,939[7]	261,708[7]	523,415[7]	—	—	—	—	—	—	—	—
	02-06-07	12-08-06	—	—	—	—	—	—	—	52,500	83.68	1,294,650	83.99
	12-12-07	12-07-07	—	—	—	—	—	—	13,275	—	—	906,550	—
Sheryl L. Conley	—	—	125,400	228,000	456,000	—	—	—	—	—	—	—	—
	02-06-07	12-08-06	—	—	—	—	—	—	—	37,500	83.68	924,750	83.99
	12-12-07	12-07-07	—	—	—	—	—	—	14,790	—	—	1,010,009	—
Stephen H.L. Ooi. . . .	—	—	94,809[8]	172,380[8]	344,761[8]	—	—	—	—	—	—	—	—
	02-06-07	12-08-06	—	—	—	—	—	—	—	37,500	83.68	924,750	83.99
	12-12-07	12-07-07	—	—	—	—	—	—	8,425	—	—	575,343	—
J. Raymond Elliott . . .	—	—	—	—	—	—	—	—	—	—	—	—	—
Sam R. Leno[9]	—	—	173,250	315,000	630,000	—	—	—	—	—	—	—	—
	02-06-07	12-08-06	—	—	—	—	—	—	—	75,000	83.68	1,849,500	83.99

_____

(1) Amounts shown in this column represent the executives' annual EPIP incentive opportunity. See "Compensation Discussion and Analysis – Major Elements of Compensation – *Annual Cash Incentives*" and the narrative discussion following the Summary Compensation Table for more information about the EPIP awards.

(2) Amounts shown in this column represent performance-based RSUs granted to Messrs. Dvorak and Crines in connection with their respective promotions on May 1, 2007. See "Compensation Discussion and Analysis – Compensation for New CEO and CFO" and the narrative discussion below for more information about these awards.

(3) Amounts shown in this column include restricted stock awards granted to Messrs. Dvorak and Crines in connection with their respective promotions on May 1, 2007 and RSUs granted to executives on December 12, 2007. See "Compensation Discussion and Analysis – Major Elements of Compensation – *Equity-Based Incentives*" and "– Compensation for New CEO and CFO" and the narrative discussion below for a description of the material terms of these awards.

(4) Amounts shown in this column represent stock options granted to Messrs. Dvorak and Crines in connection with their respective promotions on May 1, 2007 and stock options granted to executives on February 6, 2007. See "Compensation Discussion and Analysis – Major Elements of Compensation – *Equity-Based Incentives*" and "– Compensation for New CEO and CFO" for a description of the material terms of these awards.

(5) The committee set the exercise price of stock options at fair market value on the date of grant. The 2006 Plan defines "fair market value" as the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. An exercise price in excess of fair market value may be used for employees based outside the United States.

(6) Amounts represent the grant date fair value of equity incentive plan awards and stock and option awards computed in accordance with SFAS 123(R). With respect to the equity incentive plan awards, amounts represent the grant date fair value of a threshold number of performance-based RSUs. For a discussion of the assumptions made in the valuation, see Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(7) Mr. Melzi's compensation is paid in Euros and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for the year ended December 31, 2007 of 1 EUR = 1.36662 USD.

(8) Mr. Ooi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for the year ended December 31, 2007 of 1 SGD = .662991 USD.

(9) Mr. Leno forfeited the awards shown in this table upon his resignation effective May 4, 2007.

Narrative Discussion

The following narrative provides additional information concerning the 2007 equity-based awards reported in the foregoing table.

Stock Options.   In December 2006, the committee awarded stock options under the 2006 Plan to 1,035 employees with a grant date in February 2007. The SFAS 123(R) value of these awards is $24.66 per share. The committee also awarded stock options under the 2006 Plan to Messrs. Dvorak and Crines and two other executive officers at the time of their respective promotions in May 2007. The SFAS 123(R) value of these awards is $25.30 per share. No stock options were awarded to Mr. Elliott for 2007 because of his announced retirement. Mr. Leno forfeited the stock options granted to him during 2007. The forfeited stock options had a grant date fair value of $1,849,500.

Restricted Stock.   No awards of restricted stock were made under the 2006 Plan to the named executive officers except for the awards shown in the table for Messrs. Dvorak and Crines, which were made at the time of their respective promotions in May 2007. One-third of the shares vest on each of the third, fourth and fifth anniversaries of the grant date. The SFAS 123(R) value of these awards is $88.66 per share.

Performance-Based RSUs.   The committee awarded performance-based RSUs under the 2006 Plan to Messrs. Dvorak and Crines and two other executive officers at the time of their respective promotions in May 2007. The SFAS 123(R) value of these awards is $88.05 per share. These awards are tied to our performance over an 18-month performance period from July 1, 2007 through December 31, 2008. The end of this performance period coincides with the end of the three-year performance period established for the performance share awards granted to executives and other management-level employees in 2006. See the narrative discussion following the Outstanding Equity Awards at 2007 Fiscal Year-End table for more information about the 2006 performance share awards.

Once earned, the performance-based RSUs vest at the end of the 18-month performance period. The performance measure for the performance-based RSU awards, which is the same as the performance measure for the 2006 performance share awards, is the compound annual growth rate, or CAGR, of our adjusted earnings per share, or EPS, over the performance period. The CAGR goal was set at 17% for the 18-month period. No shares will be earned unless actual performance is at least 85% of the CAGR goal. If we achieve at least 85% of the CAGR goal, the threshold number of shares will be earned, if we achieve at least 100% of the CAGR goal, the target number of shares will be earned, and if we achieve 120% or more of the CAGR goal, the maximum number of shares will be earned. Neither the committee nor management has any discretion to pay out or increase the amount of the award if the minimum performance measure goal is not met.

RSUs.   In December 2007, the committee granted of a total of 268,955 RSUs under the 2006 Plan. A total of 128,190 RSUs were granted to our nine executive officers. The SFAS 123® value of these awards is $68.29 per share. One-half of the RSUs vest on each of the first and second anniversaries of the grant date, provided the grantee maintains continuous employment through the vesting date. This program is intended to provide an incentive to management-level employees to remain employed through the critical implementation phase of the Deferred Prosecution Agreement and Corporate Integrity Agreement we entered into in September 2007.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

Name	Grant Date or Performance Period[1]	Option Awards[2] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[3] ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested[4] (#)	Market Value of Shares or Units of Stock That Have Not Vested[5] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
David C. Dvorak	05/01/2007	—	100,000	88.76	04/30/2017				
	02/06/2007	—	52,500	83.68	02/05/2017				
	01/18/2006	13,750	41,250	71.06	01/17/2016				
	01/18/2005	11,704	11,704	79.60	01/17/2015				
	01/18/2005	17,417	17,416	79.60	01/17/2015				
	01/14/2004	55,000	18,333	70.33	01/13/2014				
	01/13/2003	66,000	—	39.53	01/12/2013				
	01/02/2002	50,000	—	30.19	01/01/2012				
	12/03/2001	34,635	—	32.21	12/02/2011				
	01/14/2004					5,000	330,750	—	—
	05/01/2007					22,532	1,490,492	—	—
	12/12/2007					37,360	2,471,364	—	—
	1/1/06 – 12/31/08					—	—	10,083	666,990
	7/1/07 – 12/31/08					—	—	10,450	691,268
James T. Crines	05/01/2007	—	25,000	88.76	04/30/2017				
	02/06/2007	—	37,500	83.68	02/05/2017				
	01/18/2006	12,750	38,250	71.06	01/17/2016				
	01/18/2005	8,193	8,192	79.60	01/17/2015				
	01/18/2005	12,192	12,191	79.60	01/17/2015				
	01/14/2004	34,650	11,550	70.33	01/13/2014				
	01/13/2003	14,569	—	39.53	01/12/2013				
	01/02/2002	15,000	—	30.19	01/01/2012				
	01/02/2002	5,000	—	30.19	01/01/2012				
	01/14/2004					3,333	220,478	—	—
	05/01/2007					11,266	745,246	—	—
	12/12/2007					16,155	1,068,653	—	—
	1/1/06 – 12/31/08					—	—	9,350	618,503
	7/1/07 – 12/31/08					—	—	2,445	161,737
Bruno A. Melzi	02/06/2007	—	52,500	83.68	02/05/2017				
	01/18/2006	57,000	—	71.06	01/17/2016				
	01/18/2005	25,536	—	79.60	01/17/2015				
	01/18/2005	38,000	—	79.60	01/17/2015				
	01/14/2004	72,000	—	70.33	01/13/2014				
	12/12/2007					13,275	878,141	—	—
	1/1/06 – 12/31/08					—	—	10,450	691,268
Sheryl L. Conley	02/06/2007	—	37,500	83.68	02/05/2017				
	01/18/2006	12,750	38,250	71.06	01/17/2016				
	01/18/2005	9,643	9,642	79.60	01/17/2015				
	01/18/2005	14,350	14,348	79.60	01/17/2015				
	01/14/2004	40,782	13,593	70.33	01/13/2014				
	01/13/2003	54,375	—	39.53	01/12/2013				
	01/02/2002	25,000	—	30.19	01/01/2012				
	01/02/2002	10,000	—	30.19	01/01/2012				
	09/06/2001	26,743	—	27.30	09/05/2011				
	08/07/2001	12,092	—	29.35	08/06/2011				
	03/06/2001	24,434	—	30.88	03/05/2011				
	03/07/2000	22,907	—	22.02	03/06/2010				
	01/03/2000	2,443	—	31.55	01/02/2010				
	01/04/1999	30,542	—	32.51	01/03/2009				
	12/12/2007					14,790	978,359	—	—
	1/1/06 – 12/31/08					—	—	9,350	618,503

		Option Awards[2]					Stock Awards		
Name	Grant Date or Performance Period[1]	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[3] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[4] (#)	Market Value of Shares or Units of Stock That Have Not Vested[5] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Stephen H.L. Ooi	02/06/2007	—	37,500	83.68	02/05/2017				
	01/18/2006	9,625	28,875	71.06	01/17/2016				
	01/18/2005	8,193	8,192	79.60	01/17/2015				
	01/18/2005	12,192	12,191	79.60	01/17/2015				
	01/14/2004	28,875	9,625	70.33	01/13/2014				
	01/13/2003	48,333	—	39.53	01/12/2013				
	09/18/2002	25,000	—	37.13	09/17/2012				
	01/02/2002	7,000	—	30.19	01/01/2012				
	09/06/2001	4,011	—	27.30	09/05/2011				
	08/07/2001	7,310	—	29.35	08/06/2011				
	03/06/2001	11,199	—	30.88	03/05/2011				
	03/07/2000	11,199	—	22.02	03/06/2010				
	03/02/1999	9,163	—	31.88	03/01/2009				
	02/02/1998	814	—	25.37	02/01/2008				
	12/12/2007					8,425	557,314	—	—
	1/1/06 – 12/31/08					—	—	7,058	466,887
J. Raymond Elliott	01/18/2006	210,000	—	71.06	01/17/2016				
	01/18/2005	94,080	—	79.60	01/17/2015				
	01/18/2005	140,000	—	79.60	01/17/2015				
	01/14/2004	280,000	—	70.33	01/13/2014				
	01/13/2003	279,000	—	39.53	01/12/2013				
	01/02/2002	65,100	—	30.19	01/01/2012				
	01/02/2001	101,807	—	35.45	01/01/2011				
	1/1/06 – 12/31/08					—	—	38,500	2,546,776
Sam R. Leno[8]	—	—	—	—	—	—	—	—	—

(1) For a better understanding of this table, we have included an additional column showing the grant date of stock options, restricted stock and RSUs and the associated performance period for performance shares and performance-based RSUs.

Stock option grant dates prior to August 7, 2001 represent stock options granted prior to our spin-off from our former parent with respect to the former parent's common stock. The number of underlying shares and exercise price shown represent the replacement on August 7, 2001 of the former parent's option with an option to purchase our common stock which was intended to preserve the economic value of the option at the time of the spin-off. The number of shares covered by the replacement option was calculated by multiplying the number of the former parent's shares under the original option by a factor of 2.03614, and the exercise price of the option was decreased by dividing the original exercise price by the same factor.

(2) Stock options become exercisable in accordance with the following vesting schedule. Option awards may vest on an accelerated basis after the executive has held the award for at least one year if the executive reaches age 60 or retires.

Grant Date	Vesting
05/01/2007	25% per year beginning on the first anniversary of the grant date
02/06/2007	25% per year beginning on the first anniversary of the grant date
01/18/2006	25% per year beginning on the first anniversary of the grant date
01/18/2005	25% - 02/17/2006 following certification of our achievement of performance measures based on 2005 performance; 75% - ratably on the second through fourth anniversaries of the grant date
01/18/2005	25% per year beginning on the first anniversary of the grant date
01/14/2004	25% per year beginning on the first anniversary of the grant date
01/13/2003	25% per year beginning on the first anniversary of the grant date
09/18/2002	25% per year beginning on the first anniversary of the grant date
01/02/2002	25% per year beginning on the first anniversary of the grant date
12/03/2001	25% per year beginning on the first anniversary of the grant date
09/06/2001	25% per year beginning on the first anniversary of the grant date
08/07/2001	25% per year beginning on the first anniversary of the grant date
03/06/2001	This award was subject to price thresholds for exercisability above the exercise price. As of 12/31/2003, all price thresholds had been attained. This award fully vested on the fourth anniversary of the grant date.
01/02/2001	This award was subject to price thresholds for exercisability above the exercise price. As of 12/31/2003, all price thresholds had been attained. This award fully vested on the fourth anniversary of the grant date.

Grant Date	Vesting
03/07/2000	This award was subject to price thresholds for exercisability above the exercise price. As of 12/31/2003, all price thresholds had been attained. This award fully vested on the fourth anniversary of the grant date.
01/03/2000	This award was subject to price thresholds for exercisability above the exercise price. As of December 31, 2003, all price thresholds had been attained. This award fully vested on the fourth anniversary of the grant date.
03/02/1999	25% per year beginning on the first anniversary of the grant date
01/04/1999	This award was subject to price thresholds for exercisability above the exercise price. As of 12/31/2003, all price thresholds had been attained. This award fully vested on the fourth anniversary of the grant date.
02/02/1998	33⅓% per year beginning on the third anniversary of the grant date

(3) Except as described in footnote 1 above, the option exercise price is equal to the average of the high and low selling prices of our common stock as reported by the New York Stock Exchange on the date of grant.

(4) Restricted stock and RSU awards vest in accordance with the following schedule.

Grant Date	Vesting	Type of Award
12/12/2007	50% per year beginning on the first anniversary of the grant date	RSUs
05/01/2007	33⅓% per year beginning on the third anniversary of the grant date	Restricted Stock
01/14/2004	33⅓% per year beginning on the third anniversary of the grant date	Restricted Stock

(5) Market value is calculated by multiplying the number of shares in column (g) by $66.15, the closing price of our common stock as reported by the New York Stock Exchange on December 31, 2007.

(6) Equity incentive plan awards vest in accordance with the following schedule.

Performance Period	Vesting	Type of Award
1/1/06-12/31/08	Cliff vesting at the end of the performance period, to the extent earned	Performance Shares
7/1/07-12/31/08	Cliff vesting at the end of the performance period, to the extent earned	Performance-Based RSUs

The number of shares and units reported in this column is based on achieving the threshold level of performance. Since Mr. Elliott retired prior to the end of the award period, he will be entitled only to 63% of the number of shares he would have earned had he remained employed throughout the entire award period, as determined after the end of the award period.

(7) Market value is calculated by multiplying the number of shares in column (i) by $66.15, the closing price of our common stock as reported by the New York Stock Exchange on December 31, 2007.

(8) Mr. Leno forfeited 75,000 stock options granted on February 6, 2007, 3,333 unvested shares of restricted stock and 14,979 performance shares (based on achieving the threshold level of performance) when he resigned effective May 4, 2007.

Narrative Discussion

Performance Shares. In 2006, the committee granted executive officers performance shares under the 2001 Stock Incentive Plan, or 2001 Plan. This award is tied to our performance over a three-year period. Executive officers and other management-level employees participate in this program. In connection with this program, the overall size of the annual stock option grant to management level employees for 2006 was reduced.

Once earned, the performance shares vest at the end of the three-year performance period. The performance measure for this program used the compound annual growth rate, or CAGR, of our adjusted earnings per share, or EPS, over a three-year period beginning January 1, 2006 and ending December 31, 2008. The CAGR goal was set at 17% for the three year period. No shares will be earned unless actual performance is at least 85% of the CAGR goal. If we achieve at least 85% of the CAGR goal, the threshold number of shares will be earned, if we achieve at least 100% of the CAGR goal, the target number of shares will be earned, and if we achieve 120% or more of the CAGR goal, the maximum number of shares will be earned. Neither the committee nor management has any discretion to pay out or increase the amount of the award if the minimum performance measure goal is not met.

The executives have no voting or dividend rights with respect to the performance shares until the award is earned. An executive who terminates employment prior to the end of the three-year performance period due to death, disability or retirement will receive (or, if applicable, the executive's estate will receive) a pro-rata portion of the performance shares that would have been earned (based on the company's actual performance during the three-year performance period) had he or she remained employed through the end of the performance period. Unless otherwise determined by the committee, an executive who terminates employment during the performance period for any other reason would forfeit his or her performance shares. An executive's performance shares may be earned prior to the end of the performance period if we experience a change in control, but payment of such earned performance shares would be subject to mandatory deferral until the earlier of the end of the three-year performance period or the executive's termination of employment (other than termination of employment for "cause" or by the executive without "good reason").

Forfeited Awards. Upon his resignation, Mr. Leno forfeited 75,000 stock options that had a grant date fair value of $1,849,500 and 3,333 shares of restricted stock that had a grant date fair value of $234,393. He also forfeited his right to earn any performance shares for the three-year performance period ending December 31, 2008. The number of performance shares that Mr. Leno would have earned (had he remained employed throughout the entire award period) if the threshold level of performance is achieved for such three-year period is 14,979 shares. Because Mr. Elliott retired prior to the end of the three-year performance period, he will be entitled to receive only 63% of the number of shares he would have earned had he remained employed throughout the entire award period.

OPTION EXERCISES AND STOCK VESTED IN 2007

	Option Award		Stock Award	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
(a)	(b)	(c)	(d)	(e)
David C. Dvorak	—	—	2,500	196,700
James T. Crines	61,492	3,398,994	2,667	209,540
Bruno A. Melzi	98,721	5,334,504	2,966	232,475
Sheryl L. Conley	—	—	—	—
Stephen H.L. Ooi	20,768	1,231,231	—	—
J. Raymond Elliott	360,618	19,644,331	6,666	522,481
Sam R. Leno	455,262	13,982,654	1,667	131,160

(1) Value realized is calculated on the basis of the difference between the exercise price and the closing price of our common stock as reported by the New York Stock Exchange on the date of exercise, multiplied by the number of shares of common stock underlying the options exercised.

(2) Value realized is calculated on the basis of the closing price of our common stock as reported by the New York Stock Exchange on the date of vesting multiplied by the number of shares of common stock that vested.

PENSION BENEFITS IN 2007

Name	Plan Name(1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
David C. Dvorak	RIP	6.135	106,898	—
	BEP/RIP	6.135	289,714	—
James T. Crines	RIP	12.387	170,041	—
	BEP/RIP	12.387	318,144	—
Bruno A. Melzi	Trattamento Fine Rapporto	17.817	673,711(3)	—
Sheryl L. Conley	RIP	25.000	250,399	—
	BEP/RIP	25.000	955,173	—
Stephen H.L. Ooi(4)	—	—	—	—
J. Raymond Elliott	RIP	10.405	269,764	135,507(5)
	BEP/RIP	16.000(6)	5,302,050(7)	—
Sam R. Leno	RIP	6.810	214,843	8,995(8)
	BEP/RIP	6.810	—	973,217(9)

(1) The full name of the plan referred to as the RIP in the table is the Zimmer Holdings, Inc. Retirement Income Plan. The full name of the plan referred to as the BEP/RIP in the table is the Benefit Equalization Plan of Zimmer Holdings, Inc. and its Subsidiary or Affiliated Corporations Participating in the Zimmer Holdings, Inc. Retirement Income Plan or the Zimmer Puerto Rico Retirement Income Plan.

(2) The accumulated benefit is the benefit to which the executive would be entitled had he or she terminated employment on December 31, 2007 and elected to commence his or her benefit at the earliest age at which he or she would receive an unreduced benefit, assuming he/she had met the eligibility conditions, payable as a monthly benefit for as long as the executive lived. If the executive terminated during 2007, the accumulated benefit is the benefit the executive is receiving or is entitled to receive. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31, 2007. The assumed interest rate is 6.16% and the mortality assumption is based on the 1994 Group Annuity Mortality Tables for men and women. For Mr. Elliott, the value of his BEP/RIP benefit is equal to the lump sum payment he is expected to receive in 2008.

(3) Mr. Melzi's compensation is paid in Euros and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for the year ended December 31, 2007 of 1 EUR = 1.36662 USD.

(4) Mr. Ooi is not eligible to participate in a defined benefit pension plan.

(5) Mr. Elliott retired November 30, 2007. He received a partial lump sum payment from the RIP during 2007 and will receive a residual annuity over his/his spouse's lifetime.

(6) When we were separating from our former parent, the Board of Directors granted Mr. Elliott additional service credit of 5.595 years, in part because of his willingness to undertake responsibility for our spin-off from our former parent and our transition to an independent public company. The increase in his benefits attributable to the additional service credit will be paid in accordance with the BEP/RIP. The present value of the accumulated benefit attributable to the additional 5.595 years is $1,359,262.

(7) Mr. Elliott retired November 30, 2007. He will receive this amount in 2008 from the BEP/RIP.

(8) Mr. Leno resigned effective May 4, 2007 and will receive an annuity over his/his spouse's lifetime.

(9) Mr. Leno resigned effective May 4, 2007 and received this amount from the BEP/RIP during 2007.

Narrative Discussion

The following narrative describes the retirement plans our named executive officers participated in during 2007.

Retirement Income Plan. The RIP covers all non-union U.S. employees who had become participants prior to September 2, 2002. Messrs. Dvorak and Crines and Ms. Conley are the only named executive officers who were active participants in the RIP at December 31, 2007. We pay the entire cost of the RIP. Participants cannot make contributions to the RIP.

Benefits under the RIP are determined based upon the following factors:

- Final average compensation which is equal to the average of the highest five consecutive years of pension compensation during the 10 years immediately prior to the executive's date of termination.

- Pension compensation is equal to the executive's annualized base salary plus regular incentive award payments received during the year.

- Pension compensation is limited to $225,000 for 2007 and $230,000 for 2008. This limit increases annually by inflation.

- Years of service include service earned while an employee of our former parent company. Service is capped at 40 years.

- Estimated Social Security benefit payable at age 65.

- Value of retirement benefits that will be paid from our former parent company's retirement plan.

The retirement benefit payable at age 65 equals (a) 2% times final average compensation times years of service less (b) estimated Social Security benefit divided by 70 times years of service less (c) value of retirement benefits payable to the executive from the former parent company's retirement plan.

Years of service in column (c) of the above table excluding service with the former parent would be 6.135 years for Mr. Dvorak, 6.0 years for Mr. Crines, and 6.0 years for Ms. Conley.

The executive may commence his or her retirement benefit prior to age 65. If the benefit commences prior to age 65, it is reduced to recognize that the executive will likely receive the benefit for more years than if he/she had waited until age 65 to commence the benefit. The reduction in the benefit depends upon the number of years of service the executive has accrued at retirement. The following table sets forth the percentage reduction in the benefit at each year from age 65 down to age 55.

Retirement Age	5 or More Years of Service But Less Than 10	10 or More Years of Service
65	0%	0%
64	10%	0%
63	18%	0%
62	26%	0%
61	33%	0%
60	39%	0%
59	44%	4%
58	49%	8%
57	54%	12%
56	58%	16%
55	61%	20%

The executive may elect between a number of optional forms of annuity payments. In lieu of the annuity options, the executive may elect a lump sum distribution of the value of his/her benefit accrued as of December 31, 2002, plus an annuity option for the portion of his/her benefit accrued after December 31, 2002. All optional forms of payment are approximately equal to each other in value.

The RIP is a qualified plan under the Code and is funded entirely by us. We deposit contributions into a trust for the benefit of plan participants. The assets may only be used to pay participant's retirement benefits and plan expenses.

Benefit Equalization Plan of the Retirement Income Plan. The BEP/RIP supplements the RIP. Like the RIP, the BEP/RIP is available only to executives who became employees before September 2, 2002. The plan generally uses the same benefit formula as the RIP described above with the following exceptions:

- Limitation on compensation is ignored.
- 40 year service limitation is ignored.
- Regular incentive award payments paid during the year are replaced by regular incentive award payments earned during the year.
- An executive may receive a lump sum payment of his/her entire benefit if an affirmative election by the executive has been in effect for at least one year prior to the date of payment.

The executive's benefit from the BEP/RIP is reduced by the benefit payable from the RIP. The primary purpose of the BEP/RIP is to provide the same retirement benefits to executives as a percent of compensation that an employee receives whose compensation has not been limited.

Ms. Conley is the only named executive officer whose expected years of service at age 65 of 43 years exceeds the 40 year limit.

The BEP/RIP is a "non-qualified plan" under the Code. We do not make contributions for the benefit of the plan participants into a trust. Therefore, when benefits are paid, they are distributed from our general assets. The promise to provide these benefits is limited to our ability to pay the benefits in the event of our bankruptcy or insolvency.

In 2001, the Board of Directors granted Mr. Elliott additional age and service credit for purposes of calculating his pension benefits and determining his eligibility for retiree health and life insurance benefits. The additional pension benefits will be paid from our general assets pursuant to the BEP/RIP or a similar, unfunded, nonqualified pension benefit arrangement, and will be offset by supplemental pension benefits payable to Mr. Elliott by our former parent. The present value of the accumulated benefit attributable to the additional service credit is shown in footnote 6 to the Pension Benefits in 2007 table.

The committee has granted additional years of service in excess of a participant's actual years of service only once. We do not expect the committee to grant any additional service credit in the future.

Executives Eligible for Early Retirement. None of the named executive officers who were our employees at December 31, 2007 meet the conditions for early retirement.

Non-U.S. Pension Plans. We maintain a number of pension plans for our employees whose principal place of employment is outside the United States. These pension plans are governed, and in some cases mandated, by the laws of the applicable countries and can vary significantly from plan to plan. As a resident of Italy, Mr. Melzi's pension benefits will be provided under plans regulated by Italian law and labor agreements. Mr. Melzi participates in a defined contribution type plan known as the Trattamento Fine Rapporto (TFR). We contribute a percentage of Mr. Melzi's pay into the TFR. At the time of Mr. Melzi's termination, he will be entitled to receive the account balance held for him in the TFR. As a resident of Singapore, Mr. Ooi will receive his pension benefit from the Central Provident Fund (CPF), which is a government-provided defined contribution plan. We contribute a percentage of Mr. Ooi's pay into the CPF as required by Singapore law. We also contribute an additional voluntary contribution to the CPF. The portion of the additional voluntary contributions that exceeds the allowable limitations is returned to Mr. Ooi.

NONQUALIFIED DEFERRED COMPENSATION IN 2007

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
(a)	(b)	(c)	(d)	(e)	(f)
David C. Dvorak	322,730	17,133	(37,159)	—	1,918,095
James T. Crines	15,692	7,062	1,037	—	39,876
Bruno A. Melzi	—	—	—	—	—
Sheryl L. Conley	24,800	6,975	5,613	—	96,422
Stephen H.L. Ooi	—	—	—	—	—
J. Raymond Elliott	74,769	21,029	41,185	442,256	337,931
Sam R. Leno	—	—	10,651	181,214	—

(1) All of the amounts shown in this column are or were previously reported in the Summary Compensation Table, as follows:

	Amount Reported as Salary in the Summary Compensation Table of this Proxy Statement ($)	Amount Reported as Non-Equity Incentive Compensation in the Summary Compensation Table of 2007 Proxy Statement ($)
Mr. Dvorak	57,110	265,620
Mr. Crines	15,692	—
Mr. Melzi	—	—
Ms. Conley	24,800	—
Mr. Ooi	—	—
Mr. Elliott	74,769	—
Mr. Leno	—	—

(2) The amounts shown in this column are reported in the Summary Compensation Table as part of All Other Compensation.

(3) The amounts shown in this column are not reported as compensation in the Summary Compensation Table as they do not represent above-market or preferential earnings on deferred compensation.

(4) Of the amounts shown in this column, the following amounts are or were previously reported in the Summary Compensation Table:

	Aggregate Amount Reported in the Summary Compensation Table of this and prior Proxy Statements ($)
Mr. Dvorak	1,613,120
Mr. Crines	22,754
Mr. Melzi	—
Ms. Conley	80,229
Mr. Ooi	—
Mr. Elliott	661,372
Mr. Leno	143,524

The following is a description of the two plans that allowed executive officers to defer 2007 compensation.

Benefit Equalization Plan of the Zimmer Holdings, Inc. Savings and Investment Program. The BEP/SIP is a non-qualified plan that supplements the SIP. It provides an opportunity for eligible executives to make pre-tax deferrals once their base pay reaches the maximum compensation limit for tax-qualified plans. A participant may elect to defer under this plan, on a pre-tax basis, up to 30% of base pay in excess of the maximum compensation limit, which was $225,000 for 2007. A participant's pre-tax savings contribution percentage under this plan will be equal to his or her total pre-tax and after-tax savings percentage under the SIP as of the beginning of a year and may not be changed during the year. Participants may also receive company contributions under this plan that they would otherwise forego under the SIP because of U.S. tax law limitations. Participants must initially elect to enroll in the BEP/SIP by December 31 of the year preceding the year in which contributions will be allocated to their accounts. Elections remain in effect for future years unless a participant elects, as of the beginning of a subsequent year, to suspend participation in either this plan or the SIP.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are the same as those offered under the SIP with the exception of our company stock fund, which is not available under this plan. During 2007, the investment alternatives included two dozen different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2007, the rates of return of the various investment alternatives available under the plan ranged from (14.04)% to 19.89%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits withdrawals only for extreme financial hardship or unforeseen emergencies. A participant must withdraw all available funds from his or her SIP account before making a withdrawal from this plan. If a participant makes a withdrawal from this plan, his or her contributions to the plan will be suspended for the remainder of the year.

Unless a participant elects otherwise, his or her account balance will be paid in a single lump sum following termination of employment or retirement. A participant may irrevocably elect, however, prior to the beginning of each year, to defer receipt of the portion of his or her account balance attributable to that year's contributions for a period of one to five years following retirement and/or to have that amount paid in equal annual installments following retirement over a period of (1) up to 15 years, (2) the participant's life expectancy, or (3) the joint life expectancy of the participant and his or her designated beneficiary. Despite any election that a participant might have made, if the participant terminates employment prior to attaining age 55 with at least ten years of service, or if the participant's account balance at the time of retirement is $15,000 or less, the participant's account balance will be paid in a single lump sum following his or her termination of employment or retirement.

Executive Performance Incentive Plan.   The EPIP allows an executive to elect to defer, on a pre-tax basis, from 25% to 95% of his or her annual incentive award. To be effective, a participant must make the election by December 31 of the year preceding the year in which the annual incentive award would otherwise be payable.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts, including an equity index fund, a bond index fund and a company stock fund. Participants may change the investment direction of their existing account balances as of January 1 of any year. During 2007, the rates of return of the various investment alternatives available under the plan ranged from (15.18)% to 5.43%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan we distribute cash from our general assets. The plan does not permit loans or withdrawals during employment.

Unless a participant elects otherwise, his or her account balance will be paid in a single lump sum following termination of employment. A participant may irrevocably elect, however, prior to the beginning of each year, to defer receipt of the portion of his or her account balance attributable to that year's contributions for a period of one to five years following termination and/or to have that amount paid in equal annual installments following termination over a period of (1) up to ten years, (2) the participant's life expectancy, or (3) the joint life expectancy of the participant and his or her designated beneficiary.

Our obligation to make payments to a participant will terminate if, after termination of employment, the participant either discloses our confidential information to unauthorized persons or otherwise conducts himself or herself in a manner which the committee determines is contrary to our best interests.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The table below reflects the estimated amount of compensation payable to each of the named executive officers in the event of termination of his or her employment. The table shows the potential compensation payable to each named executive officer upon a termination following a change in control, voluntary resignation, retirement, death, disability, involuntary with-cause termination and involuntary without cause termination. The table excludes certain amounts payable pursuant to plans that do not discriminate in favor of executive officers and that are available generally to all salaried employees. The amounts shown assume that termination of employment was effective as of December 31, 2007. Messrs. Elliott and Leno, who are listed in the preceding compensation tables as named executive officers, are not shown because they were not our employees at December 31, 2007. The amounts shown are only estimates of the amounts that would be payable to the executives upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation.

| | Termination Scenario | | | | | | |
Compensation Components	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Involuntary with Cause($)	Involuntary without Cause($)
David C. Dvorak							
Severance – Salary[1]	1,400,000	—	—	—	—	—	—
Severance – EPIP Award[2]	1,400,000	—	—	—	—	—	—
Earned 2007 EPIP Award[3]	409,889	409,889	409,889	409,889	409,889	409,889	409,889
Stock Options[4]	4,730,432	4,730,432	4,730,432	4,730,432	4,730,432	4,730,432	4,730,432
Restricted Stock[5]	1,821,242	—	—	330,750	330,750	—	211,283
RSUs[6]	2,471,364	—	—	—	—	—	—
Performance-Based RSUs[7]	1,256,850	—	—	691,268	691,268	—	—
Performance Shares[8]	1,212,728	—	—	666,990	666,990	—	—
RIP[9]	70,736	70,736	70,736	58,231	70,736	70,736	70,736
Nonqual. Pension & Def. Comp.							
BEP/RIP[10]	364,805	191,708	191,708	157,819	191,708	191,708	191,708
BEP/SIP[11]	260,763	260,763	260,763	260,763	260,763	260,763	260,763
EPIP[12]	1,657,332	1,657,332	1,657,332	1,657,332	1,657,332	1,657,332	1,657,332
Health and Welfare[13]	71,618	—	—	—	—	—	—
Disability[14]	—	—	—	—	991,250	—	—
Outplacement[15]	25,000	—	—	—	—	—	—
Gross-up[16]							
James T. Crines							
Severance – Salary[1]	830,000	—	—	—	—	—	—
Severance – EPIP Award[2]	498,000	—	—	—	—	—	—
Earned 2007 EPIP Award[3]	162,182	162,182	162,182	162,182	162,182	162,182	162,182
Stock Options[4]	1,107,027	1,107,027	1,107,027	1,107,027	1,107,027	1,107,027	1,107,027
Restricted Stock[5]	965,724	—	—	220,478	220,478	—	140,833
RSUs[6]	1,068,653	—	—	—	—	—	—
Performance-Based RSUs[7]	294,037	—	—	161,737	161,737	—	—
Performance Shares[8]	1,124,550	—	—	618,503	618,503	—	—
RIP[9]	112,519	112,519	112,519	101,071	112,519	112,519	112,519

	Termination Scenario						
Compensation Components	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Involuntary with Cause($)	Involuntary without Cause($)
Nonqual. Pension & Def. Comp.							
BEP/RIP[10]	344,669	210,521	210,521	189,103	210,521	210,521	210,521
BEP/SIP[11]	39,876	39,876	39,876	39,876	39,876	39,876	39,876
Health and Welfare[13]	26,344	—	—	—	—	—	—
Disability[14]	—	—	—	—	—	—	—
Outplacement[15]	15,000	—	—	—	—	—	—
Gross-up[16]							
Bruno A. Melzi							
Severance – Salary[1]	—	—	—	—	—	—	—
Severance – EPIP Award[2]	—	—	—	—	—	—	—
Earned 2007 EPIP Award[3] . . .	193,403	193,403	193,403	193,403	193,403	193,403	193,403
Stock Options[4]	—	—	—	—	—	—	—
Restricted Stock[5]	—	—	—	—	—	—	—
RSUs[6]	878,141	—	—	—	—	—	—
Performance Shares[8]	1,256,850	—	691,286	691,268	691,268	—	—
Non-U.S. Pension Plans							
Trattamento Fine Rapporto[17] . .	673,711	673,711	673,711	673,711	673,711	673,711	673,711
Fondo Mario Negri[18]	151,605	151,605	151,605	151,605	151,605	151,605	151,605
Termination Indemnity[19]	2,192,842	274,105	—	—	—	—	2,192,842
Health and Welfare[13]	102,507	—	—	—	—	—	—
Outplacement[15]	15,000	—	—	—	—	—	—
Gross-up[16]							
Sheryl L. Conley							
Severance – Salary[1]	760,000	—	—	—	—	—	—
Severance – EPIP Award[2]	456,000	—	—	—	—	—	—
Earned 2007 EPIP Award[3] . . .	168,492	168,492	168,492	168,492	168,492	168,492	168,492
Stock Options[4]	7,174,647	7,174,647	7,174,647	7,174,647	7,174,647	7,174,647	7,174,647
Restricted Stock[5]	—	—	—	—	—	—	—
RSUs[6]	978,359	—	—	—	—	—	—
Performance Shares[8]	1,124,550	—	—	618,503	618,503	—	—
RIP[9]	169,107	169,107	169,107	122,364	169,107	169,107	169,107
Nonqual. Pension & Def. Comp.							
BEP/RIP[10]	791,659	645,077	645,077	466,772	645,077	645,077	645,077
BEP/SIP[11]	96,422	96,422	96,422	96,422	96,422	96,422	96,422
Health and Welfare[13]	27,117	—	—	—	—	—	—
Disability[14]	—	—	—	—	—	—	—
Outplacement[15]	15,000	—	—	—	—	—	—
Gross-up[16]							

Compensation Components	Termination Scenario						
	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Involuntary with Cause($)	Involuntary without Cause($)
Stephen H.L. Ooi							
Severance – Salary[1]	681,760	—	—	—	—	—	—
Severance – EPIP Award[2]	340,880	—	—	—	—	—	—
Earned 2007 EPIP Award[3] . . .	127,389	127,389	127,389	127,389	127,389	127,389	127,389
Stock Options[4]	3,925,091	3,925,091	3,925,091	3,925,091	3,925,091	3,925,091	3,925,091
Restricted Stock[5]	—	—	—	—	—	—	—
RSUs[6]	557,314	—	—	466,887	466,887	—	—
Performance Shares[8]	848,969	—	—	—	—	—	—
Health and Welfare[13]	137,102	—	—	—	—	—	—
Disability[14]	—	—	—	—	—	—	—
Outplacement[15]	15,000	—	—	—	—	—	—
Gross-up[16]							

(1) Amount shown in "Change in Control" column represents two times the executive's base salary in effect as of December 31, 2007. See the narrative that follows this table for a description of the change in control severance agreements we have with each of the executives. In the event of termination of employment following a change in control, we believe that Mr. Melzi would be entitled to the termination indemnity described in footnote 19 in lieu of the severance payable under the change in control severance agreement. In the case of Messrs. Dvorak and Crines and Ms. Conley, the "Involuntary without Cause" column excludes severance payable under our severance plan for U.S. employees, which does not discriminate in favor of executive officers and is available generally to all salaried employees. In the case of Mr. Melzi, severance payable in the event of involuntary termination without cause is included in the termination indemnity described in footnote 19. In Singapore, our practice is to provide three months salary in lieu of notice to all employees, including Mr. Ooi.

(2) Amount represents two times the executive's target incentive award opportunity under the EPIP for 2007. In the event of termination of employment following a change in control, we believe that Mr. Melzi would be entitled to the termination indemnity described in footnote 19 in lieu of the severance payable under the change in control severance agreement.

(3) Amount represents the actual amount payable to the executive under the EPIP for 2007 assuming the executive terminated employment effective December 31, 2007 as a result of the specified termination event.

(4) Amount represents the value of the executive's "in the money" vested stock options (including otherwise unvested stock options, the vesting of which would accelerate as a result of the specified termination event). Value is calculated on the basis of the difference between the exercise price and $66.15, the closing price of our common stock on the New York Stock Exchange on December 31, 2007, multiplied by the number of shares of common stock underlying "in-the-money" options.

(5) Amount represents the value of shares of restricted stock held by the executive that would be deemed fully vested as a result of the specified termination event. Value is calculated by multiplying the number of shares deemed fully vested by $66.15, the closing price of our common stock on the New York Stock Exchange on December 31, 2007.

(6) Amount represents the value of unvested RSUs held by the executive that would vest as a result of the specified termination event. Value is calculated by multiplying the number of unvested RSUs that will vest by $66.15, the closing price of our common stock on the New York Stock Exchange on December 31, 2007.

(7) Amount shown in "Change in Control" column represents the value of the target number of performance-based RSUs held by the executive as of December 31, 2007. Under the performance-based RSU award agreement, if we undergo a "change in control" during the 18-month performance period, the executive would earn the greater of (a) the target number of performance-based RSUs or (b) the number of performance-based RSUs that would have been earned based on actual performance through the date of the change in control. Amount shown in "Death" and "Disability" columns represents the value of one-third of the threshold number of performance-based RSUs held by the executive as of December 31, 2007. Under the performance-based RSU award agreement, if an executive terminates employment due to death or disability before the end of the 18-month performance period, he or she will receive a pro-rata portion of the performance-based RSUs that would have been earned (based on the company's actual performance) had the executive remained employed through the end of the performance period. Value is calculated by multiplying the number of performance-based RSUs by $66.15, the closing price of our common stock on the New York Stock Exchange on December 31, 2007.

(8) Amount shown in "Change in Control" column represents the value of the target number of performance shares held by the executive as of December 31, 2007. Under the performance share award agreement, if we undergo a change in control during the three-year award period, the executive would earn the greater of (a) the target number of performance shares or (b) the number of shares that would have been earned by applying the performance criteria specified in the award agreement to our actual performance from the beginning of the award period to the date of the change in control. Amount shown in "Retirement" (for Mr. Melzi only), "Death" and "Disability" columns represents the value of two-thirds of the threshold number of performance shares held by the executive as of December 31, 2007. Under the performance share award agreement, if an executive terminates employment due to retirement, death or disability before the end of the three-year performance period, he or she will receive a pro-rata portion of the performance shares that would have been earned (based on the company's actual performance) had the executive remained employed through the end of the performance period. Value is calculated by multiplying the number of performance shares by $66.15, the closing price of our common stock on the New York Stock Exchange on December 31, 2007.

(9) Amount represents the present value of the executive's accumulated benefit commencing at age 65 under the RIP assuming the executive terminated employment effective December 31, 2007 as a result of the specified termination event. The amount shown in the column captioned "Death" for each executive represents the benefit payable upon the death of the executive to his or her surviving spouse. The

amount is equal to the retirement benefit payable at age 65, reduced to take into account the greater number of years during which the executive would have been expected to receive the retirement benefit had he or she retired on his or her date of death. The benefit is further reduced to an equivalent value form of annuity that pays a benefit to the executive for life and pays 50% of this amount upon his or her death to the surviving spouse for the surviving spouse's life. The death benefit value is equal to the present value of 50% of this benefit amount payable to the executive over the life of the surviving spouse.

(10) Amount represents the present value of the executive's accumulated benefit commencing at age 65 under the BEP/RIP assuming the executive terminated employment effective December 31, 2007 as a result of the specified termination event. See the narrative that follows this table for a description of the additional benefit amount included in the amounts shown in the column captioned "Change in Control" that would be payable in the event of a change in control. The amount shown in the column captioned "Death" for each executive represents the benefit payable upon the death of the executive to his or her surviving spouse. The amount is equal to the retirement benefit payable at age 65, reduced to take into account the greater number of years during which the executive would have been expected to receive the retirement benefit had he or she retired on his or her date of death. The benefit is further reduced to an equivalent value form of annuity that pays a benefit to the executive for life and pays 50% of this amount upon his or her death to the surviving spouse for the surviving spouse's life. The death benefit value is equal to the present value of 50% of this benefit amount payable to the executive over the life of the surviving spouse.

(11) Amount represents the executive's vested account balance in the BEP/SIP as of December 31, 2007. This amount will be paid in a lump sum unless an executive elects to receive payment of his or her account balance in annual installments. Only an executive who has attained age 55 and completed 10 years of service as of the date of termination may make this election.

(12) Amount represents the balance of Mr. Dvorak's deferred compensation account under the EPIP as of December 31, 2007. See "Nonqualified Deferred Compensation in 2007 – *Executive Performance Incentive Plan*" on page [   ] for more information about this plan, including available forms of payment and material conditions applicable to receipt of payments.

(13) Amount represents the cost of health and welfare benefits that the executive would be eligible to receive assuming the specified termination event occurred as of December 31, 2007.

(14) Amount represents the present value of the executive's benefit under the Zimmer, Inc. Long-Term Disability Income Plan for Highly Compensated Employees assuming the executive became disabled effective December 31, 2007. Under the plan as in effect as of that date, a participant would be entitled to a monthly benefit equal to 70% of his or her monthly base earnings (including salary and sales commissions, as applicable) in excess of $225,000, reduced by the benefits payable under our base long-term disability insurance plan and certain other sources of income (including social security disability benefits). Benefits would be payable until the earliest of the following: (1) the date the participant ceases to be totally disabled; (2) the date the participant accepts or refuses a job we offer to him or her at a salary at least equal to that which he or she was earning immediately prior to becoming disabled; or (3) the participant's 65th birthday (or a later date if benefits commenced under the plan after the participant reached age 63½). The present value was determined by discounting the expected benefit payments using an interest rate of 6.16% and a mortality table for disabled employees. Excludes benefits payable under our base long-term disability insurance plan, which does not discriminate in favor of executive officers and is available generally to all salaried employees.

(15) Amount represents the estimated cost of outplacement services to be provided to the executive in the event of a change in control and termination of employment. Mr. Dvorak's change in control severance agreement limits this to $25,000.

(16) See the narrative that follows this table for a description of "gross-up" payments to be made in the event of a change in control.

(17) Amount represents the present value of the executive's accumulated benefit under the Trattamento Fine Rapporto assuming the executive terminated employment effective December 31, 2007 as a result of the specified termination event.

(18) Amount represents an estimate of the executive's account balance as of December 31, 2007 in the Fondo Mario Negri, a private fund to which we annually pay a percentage of Mr. Melzi's salary in accordance with the Italian National Labour Collective Agreement for individuals graded as "Dirigenti". This estimated amount is equal to the account balance as of December 31, 2006 plus the actual contributions we made to the account during 2007 plus interest, assuming an interest rate equal to the rate at which interest was credited in 2006.

(19) Amount shown in the "Change in Control" and "Involuntary without Cause" columns represents an estimate of a termination indemnity that would be due Mr. Melzi in the case his employment is involuntarily terminated as determined under Italian law. The termination indemnity consists of the following: a notice allowance (12 months of pay after 12 years of service) plus a supplementary allowance indemnity (a minimum of 8 months of pay and maximum of 18 months of pay) plus a seniority allowance (8 months of pay at age 60). For purposes of this table, we have assumed that the aggregate termination indemnity payment would be equal to 32 months of pay. "Pay" for this purpose includes salary, bonus, and benefits. Amount shown in the "Voluntary Resignation" column represents compensation payable to Mr. Melzi if he were to voluntarily resign without "just cause" and without "justified reason" as determined under Italian law. This amount is equal to 4 months of pay. If Mr. Melzi were to voluntarily resign with "justified reason" as determined under Italian law, he would be entitled to 12 months of pay unless the "justified reason" was refusal to change his place of work, in which case he would be entitled to 16 months of pay. If Mr. Melzi were to voluntarily resign with "just cause" as determined under Italian law, he would be entitled to 16 months of pay.

Change in Control Arrangements

We have entered into change in control severance agreements with each of the named executive officers who are currently our employees. The agreements are intended to provide for continuity of management in the event we undergo a change in control. The agreements renew annually unless either we or the executive gives prior notice of termination or a change in control shall have occurred prior to January 1 of such year. If a change in control occurs during the term of the agreement, the agreement will continue in effect for a period of not less than 24 months beyond the month in which the change in control occurred.

The agreements provide the executives with certain severance benefits following a change in control of us and termination of their employment. Under each agreement, a change in control would include any of the following events: (1) a "person," as defined in the Exchange Act, acquires 20% or more of the combined voting power of our then-outstanding securities; (2) a majority of our directors are replaced during a two-year period; or (3) our stockholders approve a merger or consolidation (unless our stockholders own 75% of the surviving entity) or approve a plan of complete liquidation.

If, following a change in control, the executive's employment is terminated for any reason other than for cause (as defined in the agreement), or death, or by the executive for good reason (as defined in the agreement), the executive would be entitled to a lump sum severance payment equal to two times the sum of the executive's base salary and target incentive awards under our EPIP; provided, however, that in the event Mr. Melzi's employment is terminated following a change in control, we believe that he would be entitled to the termination indemnity described in footnote 19 above in lieu of this lump sum severance payment. In addition, the executive would receive a payout of any unpaid incentive compensation which has been allocated or awarded to the executive for the completed calendar year preceding the date of termination and a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the executive for the current calendar year.

Further, all outstanding stock options granted to the executive would become immediately vested and exercisable and all restrictions on restricted stock awards would lapse, unless otherwise provided for under a written stock award agreement. The executive would receive a cash amount equal to the unvested portion, if any, of our matching contributions (and attributable earnings) credited to the executive under the SIP. The executive would receive a cash amount or the additional benefit to which the executive would have been entitled had he or she been fully vested and credited with two additional years of service and age for the purpose of calculating his or her tax-qualified and nonqualified pension benefits. This additional benefit is included in the amount shown in the above table in the row captioned "BEP/RIP". Mr. Dvorak would receive a lump-sum payment equal to three times the annual value for life and health (including medical and dental) insurance benefits. All other executives would receive a lump-sum payment equal to two times the annual value for life and health (including medical and dental) insurance benefits.

In the event that any payments made to an executive in connection with a change in control and termination of employment would be subject to excise tax as excess parachute payments under the Code, we will "gross up" the executive's compensation to fully offset such excise taxes provided the payments exceed 110% of the maximum total payment which could be made without triggering the excise taxes. If the aggregate parachute payments exceed such maximum amount but do not exceed 110% of such maximum amount, then the parachute payments would be automatically reduced so that no portion of the parachute payments is subject to excise tax and no gross-up payment would be made.

To receive the severance benefits provided under the agreements, an executive must sign a general release of claims.

Non-Compete Arrangements

We have entered into Non-Disclosure, Non-Competition and Non-Solicitation Employment Agreements with each of the named executive officers.

Agreements with U.S.-Based Executives. The agreements with U.S.-based executives provide that the executive is restricted from competing with us for a period of eighteen months following termination of employment within a specified territory, which generally includes every country in which we have significant operations. To the extent an executive is unable to obtain employment consistent with his or her training and education solely because of the provisions of this agreement, the executive will be eligible to receive, subject to the terms of the agreement: (1) payments equal to the executive's monthly base pay at the time of his or her termination for each month of such unemployment through the end of the non-competition period; or (2) to the extent the executive is able to obtain employment, but solely because of the agreement, the monthly base pay for the replacement employment is less than the executive's monthly base pay at the time of his or her termination, payments equal to the difference in monthly base pay for each such month through the end of the non-competition period.

Agreement with Mr. Melzi. The agreement with Mr. Melzi provides that he is restricted from competing with us in Italy, France, Switzerland and Germany for a period of eighteen months following termination of employment. In exchange for Mr. Melzi's undertakings in the agreement, as is common under Italian law, he will be eligible to receive, subject to the terms of the agreement, a gross amount equal to sixty percent (60%) of his fixed base compensation during the 365 days preceding the effective date of his termination. This amount will be payable in three equal installments over the non-competition period.

Agreement with Mr. Ooi. The agreement with Mr. Ooi is substantially the same as the agreements with our U.S.-based executives except that Mr. Ooi's agreement provides that he is restricted from competing with us in Asia and Australia for a period of eighteen months following termination of employment.

DIRECTOR COMPENSATION

2007 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding the compensation we paid to our non-employee directors for 2007. Messrs. Dvorak and Elliott are not included in this table because they received no additional compensation for their service as directors.

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards[2] ($) (c)	Option Awards[3] ($) (d)	Total ($) (h)
Stuart M. Essig	75,000	110,380	11,927	197,307
Larry C. Glasscock	126,500	85,380	8,348	220,228
Arthur J. Higgins	71,500	110,380	—	181,880
John L. McGoldrick	109,500	85,380	—	194,880
Augustus A. White, III, M.D., Ph.D.	113,000	85,380	—	198,380

(1) Amounts include fees that were paid in cash plus fees that were voluntarily deferred at each director's election under our Restated Deferred Compensation Plan for Non-Employee Directors, or the DCP. As explained more fully below, compensation that a director elects to defer is credited to the director's deferred compensation account as either treasury units, dollar units or deferred share units, or DSUs, and will be paid in cash following the director's retirement or other termination of service from the Board.

(2) Represents the dollar amount recognized in 2007 for financial statement reporting purposes with respect to stock awards in accordance with SFAS 123(R), as follows:

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
RSUs (granted 05-07-07)	$ 40,000	$40,000	$ 40,000	$40,000	$40,000
DSUs (granted 05-07-07)	45,380	45,380	45,380	45,380	45,380
DSUs (mandatory deferral)	25,000	—	25,000	—	—
Total	$110,380	$85,380	$110,380	$85,380	$85,380

For a discussion of the assumptions made in the valuation, see Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

The following table sets forth the grant date fair value of annual grants of RSUs and DSUs awarded to each director during 2007 as well as DSUs granted to each of Messrs. Essig and Higgins during 2007 pursuant to the mandatory deferral provisions of the DCP.

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
RSUs (granted 5-07-07)	$ 40,000	$40,000	$ 40,000	$40,000	$40,000
DSUs (granted 5-07-07)	45,380	45,380	45,380	45,380	45,380
DSUs (mandatory deferral)	25,000	—	25,000	—	—
Total	$110,380	$85,380	$110,380	$85,380	$85,380

The following table sets forth the aggregate number of RSUs held by each director and the aggregate number of DSUs that will be settled in shares of our common stock held by each director as of December 31, 2007.

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Number of RSUs	1,068	1,068	441	1,068	1,068
Number of DSUs	2,538	4,743	818	5,540	4,498
Total	3,606	5,811	1,259	6,608	5,566

(3) Represents the dollar amount recognized in 2007 for financial statement reporting purposes in accordance with SFAS 123(R) with respect to stock options that were awarded to Messrs. Essig and Glasscock in the indicated year pursuant to their respective elections under the DCP to convert the portion of their annual retainer for Board service not subject to mandatory deferral into stock options, as follows:

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Stock Options (granted 05-07-07)	$ 4,563	$ —	$—	$—	$—
Stock Options (granted 05-01-06)	5,615	—	—	—	—
Stock Options (granted 05-02-05)	1,749	—	—	—	—
Stock Options (granted 05-10-04)	—	6,135	—	—	—
Stock Options (granted 05-13-03)	—	2,213	—	—	—
Total	$11,927	$8,348	$—	$—	$—

For a discussion of the assumptions made in the valuation, see Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

The following table sets forth the grant date fair value of stock options granted to Mr. Essig pursuant to his election under the DCP to convert the portion of his annual retainer for Board service not subject to mandatory deferral into stock options.

	Mr. Essig
Stock Options (granted 05-07-07)	$26,919

The following table sets forth the aggregate number of shares of our common stock underlying unexercised stock options held by each director as of December 31, 2007.

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Number of Shares Underlying Stock Options	2,380	54,759	—	50,000	—

The Board of Directors believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key components of director compensation include annual retainers, committee chair annual fees, meeting fees and equity-based awards. It is the Board's practice to provide a mix of cash and equity-based compensation to more closely align the interests of directors with our stockholders.

Retainers and Meeting Fees.   During 2007, we paid each non-employee director an annual retainer of $50,000 subject to mandatory deferral requirements as described below. We also paid each non-employee director a fee of $1,500 for attending each Board meeting and each Board committee meeting. During 2007, we also paid each Board committee chair an additional annual fee of $7,500. In November 2007, the committee recommended and the Board approved paying an additional annual retainer of $30,000 to the non-employee director appointed as non-executive Chairman of the Board. We pay non-employee directors one-fourth of their annual retainers and committee chair annual fees and fees for attending Board and committee meetings held during the prior three months at the end of each calendar quarter.

Equity-Based Compensation and Mandatory Deferrals.   During 2007, we awarded each non-employee director 500 DSUs as of the date of the annual meeting of stockholders with an initial value based on the price of our common stock on that date. We require that these annual DSU awards be credited to a deferred compensation account under the provisions of the DCP. DSUs represent an unfunded, unsecured right to receive shares of our common stock or the equivalent value in cash, and the value of DSUs varies directly with the price of our common stock. We also require that 50% of a director's annual retainer be deferred and credited to his or her deferred compensation account in the form of DSUs with an initial value equal to the amount of fees deferred until the director holds a total of at least 5,000 DSUs. Non-employee directors may elect to defer receipt of compensation in excess of their mandatory deferral and annual DSU award. Elective deferrals are credited to the director's deferred compensation account in the form of either treasury units, dollar units or DSUs with an initial value equal to the amount of fees deferred. The value of treasury units and dollar units does not change after the date of deferral. Amounts deferred as treasury units are credited with interest at a rate based on the six-month U.S. Treasury bill discount rate for the preceding year. Amounts deferred as dollar units are credited with interest at a rate based on the rate of return of our invested cash during the preceding year. All treasury units, dollar units and DSUs are immediately vested and payable following termination of the non-employee director's service on the Board. We settle annual DSU awards and mandatory deferral DSUs in shares of our common stock. We pay the value of treasury units, dollar units and elective deferral DSUs in cash. Directors may elect to receive the cash payment in a lump sum or in not more than ten annual installments. Non-employee directors may also elect to convert all or a portion of their annual retainer not subject to mandatory deferral into stock options using a ratio of an option to purchase three shares of common stock for each DSU the director would have received if he or she had elected to defer such compensation. These stock options become fully exercisable on the last day of the calendar year in which the options are granted if the director continues as a non-employee director throughout that year. Mr. Essig made this election and was granted stock options during 2007 under the Zimmer Holdings, Inc. Stock Plan for Non-Employee Directors, or the Director Stock Plan.

During 2007, we also awarded each non-employee director RSUs as of the date of the annual meeting of stockholders with an initial value of $40,000 based on the price of our common stock on that date. These awards were made under the Director Stock Plan. The RSUs vested immediately and are subject to mandatory deferral until May 1, 2010 or, if later, the director's retirement or other termination of service from the Board. We will settle the RSUs in shares of our common stock.

Insurance, Expense Reimbursement and Director Education. We provide non-employee directors with travel accident insurance and reimburse reasonable expenses they incur for transportation, meals and lodging when on company business. We also reimburse non-employee directors for reasonable out-of-pocket expenses, including tuition costs, incurred in attending director education programs approved by the company. In February 2008, a majority of our Board attended a director education program presented by the National Association of Corporate Directors.

Changes to Director Compensation for 2008.   During 2007, at the request of the Corporate Governance Committee, Watson Wyatt reviewed our non-employee director compensation program relative to market practices and proposed recommendations for adjustments, as appropriate. Watson Wyatt reviewed the most recent proxy statements of the companies in our peer group, its own 2006/2007 survey report on director compensation and third party sources regarding current and emerging best practices in this area to formulate the recommendations made in its report to the Corporate Governance Committee.

The report indicated the total direct compensation we paid non-employee directors in 2006 was below the 25th percentile of the peer group and was slightly above the average of the broader published survey data. Approximately 45% of our total compensation was paid in the form of equity as compared to 60% for the peer group. Watson Wyatt recommended a number of changes to the program, including the amount and manner in which we pay cash compensation and increasing the annual RSU award.

In December 2007, the committee discussed the Watson Wyatt report and, together with the Corporate Governance Committee, recommended to the Board of Directors that, effective at the 2008 annual meeting of stockholders, the value of the annual RSU award be increased from $40,000 to $100,000. The Board of Directors approved that recommendation. The committee may consider some of the other recommendations made by Watson Wyatt in the future.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of December 31, 2007, including the 2006 Plan, as amended, the 2001 Plan, as amended, the TeamShare Stock Option Plan, as amended, the Stock Plan for Non-Employee Directors, as amended, the DCP, the Employee Stock Purchase Plan, as amended, and the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan.

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	B Weighted-average exercise price of outstanding options, warrants and rights ($)	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by security holders[1][2]	14,589,059[3]	$67.94[4]	17,152,572[5][6][7][8]
Equity compensation plans not approved by security holders[9]	212,835[10]	N/A[11]	537,165
Total	14,801,894	$67.94	17,689,737

(1) Consists of the 2006 Plan, as amended, the 2001 Plan, as amended, the TeamShare Stock Option Plan, as amended, the Stock Plan for Non-Employee Directors, as amended, the DCP and the Employee Stock Purchase Plan, as amended.

(2) The table does not take into account the EPIP, which provides for the payment of incentive compensation to certain key executives and which has been approved by stockholders. The Compensation and Management Development Committee of the Board of Directors administers the plan and has adopted regulations requiring all payments with respect to awards under the plan be made in cash.

(3) Includes 1,024,873 options granted prior to our separation from our former parent with respect to common stock of the former parent which were replaced on August 7, 2001 with options to purchase our common stock. The replacement options were intended to preserve the economic value of the original options at the time of the separation. The number of shares of our common stock covered by replacement options was calculated by multiplying the number of shares of common stock of the former parent under the original options by a factor of 2.03614, and the exercise price of the options was decreased by dividing the original exercise price by the same factor. The weighted-average exercise price of the outstanding replacement options as of December 31, 2007 was $29.48. Also includes shares which may be issued pursuant to the following outstanding awards: (1) 18,137 DSUs issued pursuant to the terms of the DCP, as described in footnote 7 below, (2) 803,082 performance shares issued pursuant to the terms of the 2001 Plan, and (3) 349,359 RSUs issued pursuant to the terms of the 2006 Plan.

(4) Represents the weighted average exercise price of outstanding options. Does not take into consideration outstanding DSUs, performance shares or RSUs, which, once vested, may be converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost.

(5) No shares remain available for future issuance under the 2001 Plan, which by its terms expired in August 2006. The 2001 Plan was replaced by the 2006 Plan, which provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs, performance units and performance shares. A maximum of 10,000,000 shares of our common stock may be issued pursuant to awards under the 2006 Plan. Of the 10,000,000 total shares that may be issued, no more than 1,000,000 shares may be issued pursuant to restricted stock, RSUs, performance unit or performance share awards, and no more than 1,000,000 shares may be issued pursuant to incentive stock option awards.

(6) The Stock Plan for Non-Employee Directors provides for the grant of stock options, restricted stock and RSUs. A maximum of 2,000,000 shares of our common stock may be issued pursuant to awards under the plan. Of the 2,000,000 total shares that may be issued, not more than 500,000 shares may be issued pursuant to awards of restricted stock and RSUs.

(7) The DCP provides for the mandatory deferral of certain compensation payable to our non-employee directors in the form of DSUs. When amounts are deferred, a director's deferred compensation account is credited with that number of DSUs equal to the deferral amount divided by the fair market value of a share of our common stock. Such DSUs are payable in shares of our common stock after cessation of the individual's service as a director. A maximum of 200,000 shares of our common stock may be issued under the plan.

(8) Includes 2,506,775 shares available for purchase under the Employee Stock Purchase Plan, as amended.

(9) Consists of the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan, which is described below.

(10) This number is the sum of the actual deferred stock units awarded under the plan as of December 31, 2007 (192,831) and the number of deferred stock units that would have been awarded (20,004) if all outstanding stock option units as of December 31, 2007 (159,329) were converted into deferred stock units as of December 31, 2007.

(11) Deferred stock units are converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost, but were acquired as described below.

The Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan is an unfunded, deferred compensation plan for our independent distributors. A participant may allocate each year's contribution to his or her account in 10% increments among stock option units, deferred stock units and a non-interest bearing deferred compensation account. Neither stock option units nor deferred stock units have any dividend or voting rights. A participant's stock option units will be converted into deferred stock units upon the earlier of (1) the ten-year anniversary of the date of grant of the applicable stock option unit, or (2) the date of the termination of the participant's distributor agreement. Deferred stock units will be converted into shares of common stock on a one-to-one basis upon distribution from the plan. Participants may elect to receive distributions of their interest in the plan in annual installments over a period of three to ten years. The maximum number of shares that may be issued over the life of the plan is 750,000.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for 2008. PwC has served as our independent registered public accounting firm since 2001. Representatives of PwC attended all meetings of the Audit Committee in 2007. We expect that representatives of PwC will be present at the annual meeting and will be available to respond to appropriate questions. They will also have an opportunity to make a statement if they desire to do so.

The Audit Committee's appointment of PwC is being submitted to the stockholders for ratification. If a majority of stockholders voting on the matter do not ratify the selection, the Audit Committee will reconsider its choice taking into consideration the views of the stockholders and may, but will not be required to, appoint a different independent registered public accounting firm.

The following table shows the fees that we paid or accrued for audit and other services provided by PwC for the years 2007 and 2006. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process, described below.

	2007	2006
Audit Fees[1]	$3,814,000	$3,717,000
Audit-Related Fees[2]	108,000	106,000
Tax Fees[3]	130,000	251,000
All Other Fees	—	—
	$4,052,000	$4,074,000

(1) This category includes the audit of our annual financial statements, the audit of management's assessment of our internal control over financial reporting (in 2006), and PwC's own audit of our internal control over financial reporting, the review of interim financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) This category consists of assurance and related services provided by PwC that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include employee benefit plan audits, accounting research and consultation and restructuring-related statutory reports for various countries.

(3) This category consists of tax services provided by PwC for tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and permissible non-audit services to be provided to us by our independent registered public accounting firm prior to commencement of services. Mr. Glasscock, Audit Committee Chairman, has the delegated authority to pre-approve such services up to a specified aggregate fee amount. These pre-approval decisions are presented to the full Audit Committee at its next scheduled meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008.

PROPOSAL 3. APPROVAL OF THE AMENDED ZIMMER HOLDINGS, INC. EXECUTIVE PERFORMANCE INCENTIVE PLAN

The Zimmer Holdings, Inc. Executive Performance Incentive Plan, or EPIP, is the plan we have used since 2001 to create annual incentive opportunities for key executives, payable in cash, tied to the achievement of goals set for objective performance measures. For a description of how the EPIP operates in practice, see "Compensation Discussion and Analysis – Major Elements of Compensation – *Annual Cash Incentives*" beginning on page [   ]. The number of executives currently eligible to participate in the EPIP is approximately [   ]. See footnote 3 to the Summary Compensation Table on page [   ] for a disclosure of awards paid to the named executive officers under the EPIP for 2006 and 2007.

On December 7, 2007, the Board of Directors approved an amended version of the EPIP and directed that it be submitted to stockholders for consideration at the annual meeting. Section 162(m) of the Code requires performance measures to be reapproved by stockholders every five years in order for the payments to qualify as performance-based compensation.

The following description is only a summary of the EPIP as it is proposed to be amended and is qualified in its entirety by reference to its full text, a copy of which is included in this proxy statement as Appendix B. Stockholders should read the entire plan.

The principal changes to the EPIP are to (1) revise the provisions concerning deferral and payment of awards to comply with Section 409A of the Code; (2) eliminate the discretion to pay awards in common stock; (3) incorporate the administrative regulations adopted by the Compensation and Management Development Committee that we have been following for several years; and (4) increase the number of the performance measures that may be used in the plan.

Purpose

The purpose of the EPIP is to promote our interests and the interests of our stockholders by providing annual opportunities for additional cash compensation as incentives to key executives who contribute materially to our success.

Administration

The EPIP is administered under the supervision of the Board of Directors through its Compensation and Management Development Committee. The committee has the discretion to increase or reduce an award up to the maximum amount discussed below, except that no increase may be made to an award to a participant who is subject to Section 162(m) of the Code.

Each year the committee selects the key executives who will be participants. The committee also approves the amount of the award, chooses the performance measures, sets specific goals for the performance measures and certifies whether, and the extent to which, the goals have been achieved prior to payout.

The performance measures that may be used must be one or more of the following:

- Net sales
- Revenue
- Gross profit
- Operating profit
- Net earnings
- Earnings per share
- Profit margin (gross, operating or net)
- Cash flow, net cash flow or free cash flow
- Acquisition integration synergies (measurable savings and efficiencies resulting from integration)
- Acquisition integration milestone achievements
- Stock price performance
- Total stockholder return
- Expense reduction
- Debt or net debt reduction
- Financial return ratios (including return on equity, return on assets or net assets, return on capital or invested capital and return on operating profit)
- Earnings before interest, taxes, depreciation and amortization
- Earnings before interest and taxes

The goals for these performance measures may be set at a specific level or may be expressed in relation to the comparable measure of comparison companies or a defined index.

The committee also determines whether a percentage of an award must or may be deferred and, if so, the fund or funds to serve as the measure of earnings or losses on the deferred portion, which may include a fixed income fund, an equity fund and any other funds that may be selected for this purpose.

After the beginning of the year, the committee may add a participant due to promotion or new employment and make an award to the new participant for the remainder of the year.

Limitations

The amount of the award paid to any single participant cannot exceed 400% of his or her base salary determined at the end of the year.

An executive will cease to be a participant if he or she separates from service for any reason and must be employed by us on the final payment date to receive payment. If the separation of service occurs as a result of death, disability or retirement, the participant will be eligible to receive a pro-rated award reflecting the portion of the year during which he or she was employed.

We may seek restitution of an award if: (1) the amount of award was calculated on the basis of financial results that were subsequently restated; (2) the participant engaged in intentional misconduct that caused or contributed to the need for the restatement; and (3) the amount of the award calculated using the restated results is lower than the amount actually paid.

Amendment or Discontinuance

The Board may alter, amend, suspend or discontinue the EPIP subject to any requirements to obtain stockholder approval under applicable law, including Section 162(m).

New Plan Benefits

The amount of each participant's award under the EPIP will be subject to the attainment of performance goals set by the committee and will be subject to the committee's right to increase or reduce such amount as described above. Accordingly, it is not possible to determine at this time the amounts that will be awarded under the EPIP to any participant for 2008 performance. For the amounts actually awarded under the EPIP for 2007 performance, see footnote 3 to the Summary Compensation Table.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDED ZIMMER HOLDINGS, INC. EXECUTIVE PERFORMANCE INCENTIVE PLAN.

PROPOSAL 4. APPROVAL OF PROPOSED AMENDMENTS TO THE RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE SUPER-MAJORITY VOTING REQUIREMENTS

Stockholders are being asked to approve a series of related amendments to our Restated Certificate of Incorporation in order to eliminate provisions requiring an 80% ("super-majority") vote. A stockholder proposal requesting that the Board "take each step necessary to adopt a simple majority vote to the greatest extent possible" received the support of the holders of a majority of the outstanding shares of our common stock at the 2007 annual meeting.

We currently have only one type of super-majority provision in our organizational documents — an 80% affirmative vote is required to amend certain provisions of our Restated Certificate of Incorporation and Restated By-Laws relating to stockholder action and Board matters. Until recently, the Restated Certificate of Incorporation also required an 80% affirmative vote to remove a director from office, but this provision was amended in 2007.

The Board is firmly committed to ensuring effective corporate governance. The Board has, on several occasions, considered the advantages and disadvantages of maintaining the super-majority voting requirements, and, in the past, has concluded that maintaining them was in our best interests. This year, the Board requested that the Corporate Governance Committee reconsider this issue in light of the "simple majority" vote proposal approved at the 2007 annual meeting.

The Corporate Governance Committee consulted management and outside advisors as part of its review of this issue. The committee considered the benefit of requiring that amendments to these provisions of the Restated Certificate of Incorporation and Restated By-Laws have the support of a broad consensus of stockholders. In addition, the committee considered that these provisions provide a measure of protection against takeovers because they would encourage would-be acquirors to negotiate with the Board before buying a controlling interest and would prevent an acquiror who has bought such a controlling interest from taking actions not supported by a broad consensus of stockholders. In view of the level of support the stockholder proposal received at the 2007 annual meeting, the committee concluded to recommend the proposed amendments to the Restated Certificate of Incorporation. Based upon the analysis and recommendation of the committee, the Board has determined that amending the Restated Certificate of Incorporation to eliminate the super-majority voting requirements is in our and our stockholders' best interests at this time.

Implementing this proposal requires amending three separate provisions in the Restated Certificate of Incorporation. Delaware law requires any amendment to be adopted by the Board, deemed advisable by the Board and submitted to a vote of stockholders. On September 21, 2007, the Board unanimously adopted a resolution approving the proposed amendments. The Board further deemed the proposed amendments advisable and is recommending that stockholders approve the amendments.

Vote Required

Approval of the proposed amendments to the Restated Certificate of Incorporation requires the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of our common stock. An abstention on the proposal will have the same effect as a vote against it.

Amendments to Restated Certificate of Incorporation

The following is a brief description of each of the proposed amendments to the Restated Certificate of Incorporation:

1. The Super-Majority Vote Required to Amend Certain Provisions of the Restated By-Laws Would Be Reduced to a Majority.

Under Article VIII, Section 8.01 of the Restated Certificate of Incorporation, stockholders may not alter or repeal, or adopt any by-law inconsistent with, Section 2.02 (which does not allow stockholders to call special meetings), Section 2.07 (which requires advance notice of stockholder nominations for directors and for other business to be brought before the stockholders) or Section 8.01 (which governs changes to the Restated By-Laws) of the Restated By-Laws unless the action is approved by the affirmative vote of the holders of at least 80% of the voting power of all voting stock then outstanding, voting together as a single class.

The proposed amendment to Article VIII, Section 8.01 would eliminate this super-majority stockholder voting requirement. Following adoption of the amendment to the Restated Certificate of Incorporation, stockholders would be able to amend any section of the Restated By-Laws, including Sections 2.02, 2.07 and 8.01, by the affirmative vote of the holders of a majority of the voting power of the voting stock then outstanding, voting together as a single class.

2. The Super-Majority Vote Required to Amend Certain Provisions of the Restated Certificate of Incorporation Would Be Reduced to a Majority.

Article V, Section 5.01, Article VIII, Section 8.01 and Article IX, Section 9.01 of the Restated Certificate of Incorporation currently provide that each such section may not be amended unless the amendment is approved by the affirmative vote of the holders of at least 80% of the voting power of all voting stock then outstanding, voting together as a single class. These provisions relate to the following matters:

- Article V, Section 5.01 – prohibits stockholders from acting by written consent and denies stockholders the power to call a special meeting;
- Article VIII, Section 8.01 – provides for the amendment or repeal of the Restated By-Laws, or the adoption of new by-law provisions, by our stockholders and our Board; and
- Article IX, Section 9.01 – provides for the amendment, repeal or adoption of certain provisions of the Restated Certificate of Incorporation by our stockholders.

Appendix C to this proxy statement shows the relevant portions of Articles V, VIII and IX of the Restated Certificate of Incorporation and the changes to those provisions that would be made if this proposal is approved. If approved, the proposal will become effective upon the filing of a Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. If the proposal is approved by the required vote, we would make such a filing promptly after the annual meeting.

If the proposal is approved, it is the intention of the Board to amend our Restated By-Laws to eliminate the super-majority voting requirements contained in Article VIII, Section 8.01.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENTS TO THE RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE SUPER-MAJORITY VOTING REQUIREMENTS.

PROPOSAL 5. ADOPT PROPOSAL TO DIVERSIFY THE BOARD OF DIRECTORS

The Church Pension Fund, 445 Fifth Avenue, New York, New York 10016, which holds 87,300 shares of our common stock, together with the Domestic and Foreign Missionary Society of the Episcopal Church, 815 Second Avenue, New York, New York 10017, which holds 5,800 shares of our common stock, have informed us that they intend to submit the following proposal at this year's meeting:

Board inclusiveness

WHEREAS:

In response to the recent corporate scandals, the U.S. Congress (Sarbanes-Oxley Act), the stock exchanges and the Securities and Exchange Commission each have taken actions to enhance the independence, accountability and responsiveness of corporate boards, including requiring greater board and committee independence. We believe that in order to achieve such independence it is necessary for corporations to abandon the cozy clubbiness that has all too often characterized boards in the past.

As companies seek new board members to meet the new independence standards, there is a unique opportunity to enhance diversity on the board. A number of corporations have included their commitment to board diversity (by sex and race) in the Charter for their nominating committees (a charter now being required for NYSE and NASDAQ listed companies). We believe that the judgments and perspectives that women and members of minority groups bring to board deliberations improve the quality of board decision making, are likely to reduce the clubbiness of the board, and will enhance business performance by enabling a company to respond more effectively to the needs of customers worldwide.

We note that a minority of companies in the S&P 500 have all white male boards and that many have several women and/or minorities on their board. We believe that many publicly held corporations have benefited from the perspectives brought by their many well-qualified board members who are women or minority group members. Thus, Sun Oil's former CEO, Robert Campbell, stated: stated (Wall Street Journal, 8/12/96): "Often what a woman or minority person can bring to the board is some perspective a company has not had before – adding some modern-day reality to the deliberation process. Those perspectives are of great value, and often missing from an excluded gathering. They can also be inspirational to the company's diverse workforce."

Increasingly, institutional investors have supported the call for greater board diversity. For example, the 2003 corporate governance guidelines of America's largest institutional investor (TIAA-CREF) call for "diversity of directors by experience, sex, age, and race."

WHEREAS

Zimmer Holdings currently has a distinguished board of seven persons, all of whom are white males;

We believe that our Board should take every reasonable step to ensure that women and persons from minority racial groups are in the pool from which Board nominees are chosen; therefore be it

RESOLVED that the shareholders request the Board:

1. In connection with its search for suitable Board candidates, to ensure that women and persons from minority racial groups are among those it considers for nomination to the Board.

2. To publicly commit itself to a policy of board inclusiveness, including steps to be taken and a timeline for implementing that policy.

3. To report to shareholders, at reasonable expense, by September 2008:

    a. On its efforts to encourage diversified representation on the board

    b. Whether, in the nominating committee's charter or its procedures, diversity is included as a criterion in selecting the total membership of the Board.

SUPPORTING STATEMENT

We urge the Board to enlarge its search for qualified members by casting a wider net for qualified candidates.

—————

Statement in Opposition

The Board of Directors unanimously recommends a vote "AGAINST" adoption of this stockholder proposal for the following reasons:

The Board believes that adoption of Proposal 5 is not necessary to increase the gender and ethnic diversity of the Board – and could in fact impede the Board's ability to select the most suitable candidates for membership on the Board.

Our existing policies are effective for identifying a diverse body of qualified candidates for Board membership. We are fully committed to gender and ethnic diversity throughout the company and offer equal employment opportunity to all persons without regard to race, religion, national origin, color, sex, sexual orientation, age, military status, citizenship or disability in accordance with applicable laws. This commitment is evidenced by the fact that we have appointed and will continue to appoint women and persons from minority racial groups to our Board. One of the six current members of our Board, Dr. Augustus A. White, III, the Ellen and Melvin Gordon Distinguished Professor of Medical Education and Professor of Orthopaedic Surgery at the Harvard Medical School, has been a member of the Board since our inception as a public company in 2001 and is an African-American. In addition, Dr. Regina E. Herzlinger, the Nancy R. McPherson Professor of Business Administration Chair at the Harvard Business School, served on our Board from 2001 until 2005, when she decided not to stand for reelection. Further evidence of our commitment to diversity is the fact that four of the twelve members of our executive management team are women, including our chief Marketing, Scientific, Compliance and Human Resources officers. We are also actively recruiting diversity candidates to serve on the Board. The Corporate Governance Committee has been charged with locating qualified candidates to facilitate an increase in the Board's size. The Corporate Governance Committee has engaged an international executive search firm to identify director candidates and has specifically instructed that firm to seek diversity candidates.

We have also publicly stated that diversity should be a consideration in selecting the total membership of the Board. Our Corporate Governance Guidelines direct the Corporate Governance Committee to consider a variety of factors, including independence, integrity, diligence, diversity, age, skills and experience in the context of the needs of the Board. Furthermore, the Corporate Governance Committee's charter instructs the committee to consider the needs of the Board, such as independence, industry or other professional expertise, relevant skills and experience and diversity.

The Board recognizes that qualified Board members with diverse backgrounds and perspectives can enhance our performance. The proposal, however, would go so far as to require the Board to issue a public statement on its commitment to "board inclusiveness" and establish a program of steps to be taken and a specific timeline for completion of those steps. Consistent with our policies, the Board believes that the primary criteria in selecting director nominees should be whether such individuals have the qualifications, experience, skills and talents required to oversee the operations of a global health care company, and the ability to contribute to our success (and thereby contribute to the enhancement of stockholder value) — without regard to such individuals' gender, ethnicity or other minority status. Of course, the Board is supportive of qualified candidates who would also provide the Board with additional diversity. The Board evaluates each candidate based upon the totality of his or her experience and credentials, and believes no single criterion should be determinative or required.

Gender and ethnic diversity is a worthy goal to which we and the Board have always been committed. The Board believes, however, that Proposal 5 is not the appropriate approach for achieving this goal and would, in fact, detract from the Board's efforts to identify the most qualified director candidates. The proposal would limit our ability to select the best qualified Board members and result in incremental costs without providing corresponding benefits to us and our stockholders. Accordingly, the Board strongly believes that the proposal is unnecessary in most respects and, in other respects, is potentially harmful to us and not in the best interest of our stockholders. Therefore, we recommend a vote against the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" THE ADOPTION OF THIS STOCKHOLDER PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY OTHERWISE IN THEIR PROXIES.

2009 PROXY PROPOSALS

To be considered for inclusion in next year's proxy statement, we must receive stockholder proposals relating to the 2009 annual meeting of stockholders at our principal executive offices, 345 East Main Street, Warsaw, Indiana 46580, Attention: Corporate Secretary, no later than November [   ], 2008.

Under our Restated By-Laws, no business may be brought before an annual meeting except as set forth in the notice of the meeting or as otherwise brought before the meeting by or at the direction of the Chairman of the Board or by a stockholder entitled to vote who has delivered notice to us containing certain information set forth in the Restated By-Laws, not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting. For our meeting in 2009, we must receive this notice no later than February 4, 2009 and no earlier than January 5, 2009. However, in the event that the 2009 annual meeting is called for a date that is more than 30 days before or more than 60 days after May 5, 2009, notice must be delivered no earlier than the 120th day prior to the 2009 annual meeting and not later than the later of the 90th day prior to the 2009 annual meeting or the 10th day following the day public announcement of the date of the meeting is first made. These notice requirements are deemed satisfied by a stockholder who has complied with Securities and Exchange Commission Rule 14a-8 and whose proposal is included in our proxy statement. A copy of the by-law provisions discussed above may be obtained by writing us at our principal executive offices, 345 East Main Street, Warsaw, Indiana 46580, Attention: Corporate Secretary.

INCORPORATION BY REFERENCE

The sections of this proxy statement entitled "Audit Committee Report" and "Compensation Committee Report" do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate them by reference therein.


Appendix A


ZIMMER HOLDINGS, INC.
CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

As permitted by the rules of the New York Stock Exchange, the Board has adopted categorical standards to assist it in making determinations of independence. These standards incorporate, and are consistent with, the definition of "independent" contained in the New York Stock Exchange listing rules. Any determination of independence for a director who does not meet these standards will be specifically explained in the Company's proxy statement. The standards are as follows:

A. A director will not be independent if, within the preceding three years:

1. the director was employed by the Company;

2. an immediate family member of the director was employed by the Company as an executive officer;

3. the director, or an immediate family member of the director, received more than $100,000 during any twelve-month period in direct compensation from the Company, other than director and Board committee fees or deferred compensation for prior service;

4. the director was (but is no longer) a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time or is a current partner or employee of such firm;

5. an immediate family member of the director was (but is no longer) a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time or is a current employee of such firm and participates in the firm's audit, assurance or tax compliance practice or is a current partner of the firm;

6. an executive officer of the Company was on the compensation committee of the board of directors of a company that concurrently employed the director or employed an immediate family member of the director as an executive officer; or

7. a company made payments to or received payments from the Company for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues, and such company currently employs the director or currently employs an immediate family member of the director as an executive officer.

B. A director will not be independent if:

1. the director is employed as an executive officer of a company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is more than 5% of the total consolidated assets of the company that employs the director;

2. the Company owns or controls more than 5% of the outstanding equity interests of a company that employs the director as an executive officer; or

3. the director serves as an officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to the organization are more than 5% of the organization's total annual charitable receipts or more than 10% of the Company's total annual charitable contributions. (Any automatic matching of employees' charitable contributions would not be included in the Company's annual charitable contributions for this purpose).

C. A director will not be independent for purposes of serving on the Company's Audit Committee if:

1. the director or an immediate family member of the director accepts any consulting, advisory, or other compensatory fee from the Company, other than director or Board committee fees or fixed amounts of compensation under a retirement plan or deferred compensation plan for prior service;

2. the director is a partner, member, managing director or executive officer of, or occupies a similar position with, an entity which provides accounting, consulting, legal, investment banking or financial advisory services to the Company; or

3. the director is an affiliate of the Company apart from the director's capacity as a member of the Board and any Board committee.

D. For purposes of these director independence standards:

   1. references to the Company include the Company's consolidated subsidiaries;

   2. a director's "immediate family members" include his or her spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the director's home; and

   3. an "affiliate" of the Company is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

**Appendix B**

ZIMMER HOLDINGS, INC.
EXECUTIVE PERFORMANCE INCENTIVE PLAN
(As Proposed to Be Amended May 5, 2008)

1. **Purpose:** This document (the "Plan") amends and restates the Zimmer Holdings, Inc. Executive Performance Incentive Plan as in effect prior to the date the Plan becomes effective (the "Prior Plan"). The Plan's purpose is to promote the interests of the Company and its stockholders by providing additional compensation as incentive to certain key executives who contribute materially to the success of the Company and its Subsidiaries and Affiliates.

2. **Definitions:** The following terms when used in the Plan shall, for the purposes of the Plan, have the following meanings:

"Affiliate" means any entity in which the Company has an ownership interest of at least 20%.

"Adjusted EPS" means earnings per diluted share excluding settlement, acquisition, integration and any other non-recurring items, excluded in the computation of adjusted earnings per share which have been approved by the Committee and disclosed from time to time in the Company's quarterly or annual earnings releases.

"Award" means the compensation payable to a Participant as described in Section 5.

"Board" means the Board of Directors of Zimmer Holdings, Inc.

"Code" means the Internal Revenue Code of 1986, as amended, and its interpretive rules and regulations.

"Company" means Zimmer Holdings, Inc., its Subsidiaries and Affiliates.

"Committee" means the Compensation and Management Development Committee of the Board, which shall consist of not less than two (2) members of the Board who meet the definition of "outside directors" under Code Section 162(m) and the definition of "non-employee directors" under the Exchange Act.

"Current Portion" means the portion of an Award that is not deferred pursuant to Section 10.

"Deferred Portion" means the portion, if any, of an Award that is deferred pursuant to Section 10.

"Disability" means total disability as defined by the Company's group long-term disability insurance policy applicable to Participants.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and its interpretive rules and regulations.

"Executive Officer" means a Participant who has been designated by the Board as an executive officer pursuant to Rule 3b-7 under the Exchange Act.

"Final Payment Date" means, with respect to Awards for a Fiscal Year, the date that the final Current Portions of Awards are paid to Participants after the end of the Fiscal Year.

"Fiscal Year" means a fiscal year of the Company.

"Free Cash Flow" means cash flow from operating activities minus capital expenditures.

"Fund" means an investment fund, index, or other measure designated by the Committee pursuant to Section 10 to serve as a notional measure of earnings and losses on the Deferred Portion of any Award.

"Participant" means a key executive of the Company chosen to participate in the Plan in any applicable Fiscal Year.

"Plan" means this document as it may be amended from time to time.

"Prior Plan" means the Zimmer Holdings, Inc. Executive Performance Incentive Plan in effect prior to the time the Plan becomes effective pursuant to Section 12.

"Regulations" means rules and regulations adopted by the Committee pursuant to Section 3.

"Retirement" means a Participant's voluntary Separation from Service on or after the earlier of (i) the Participant's 65th birthday, or (ii) the date as of which the Participant has both attained 55 years of age and completed 10 years of service with the Company.

"Section 409A Standards" means the applicable requirements and standards for non-qualified deferred compensation plans established by Code Section 409A.

"Separation from Service" means a Participant's death, Retirement, or termination of employment with the Company. Whether a Separation from Service has occurred will be determined in accordance with the Section 409A Standards, including § 1.409A-1(h).

"Specified Employee" has the meaning given in Code Section 409A(a)(2)(B)(i). The determination of which individuals are Specified Employees will be made in accordance with such rules and practices, consistent with the Section 409A Standards, as are established from time to time by the Board or its designee.

"Subsidiary" means any corporation that at the time qualifies as a subsidiary of the Company under the definition of "subsidiary corporation" in Code Section 424.

"Unforeseeable Emergency" means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, or the Participant's dependent (as defined in Code Section 152, without regard to Sections 152(b)(1), (b)(2), and (d)(1)(B)); loss of the Participant's property due to casualty; or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the Participant's control.

3. Administration: The Plan shall be administered under the supervision of the Board, which may exercise its powers, to the extent herein provided, through the agency of the Committee.

The Committee, from time to time, may adopt Regulations for carrying out the provisions and purposes of the Plan and make such determinations, not inconsistent with the terms of the Plan, as the Committee deems appropriate. The Committee may alter, amend or revoke any Regulation adopted.

The authority of the Committee shall include the right to exercise discretion at any time prior to the payment of an Award to increase an Award subject to the maximum provided in Section 7 or reduce the Award to any amount, including zero, that is below the computed amount of the Award; provided, however, the Committee shall not have the discretion to increase an Award with respect to any Participant who is subject to Code Section 162(m) or any successor provision. The reduction of the Award to one or more Participants shall not have the effect of increasing the Award payable to any other Participant.

The Committee may delegate its responsibilities for administering the Plan with respect to Participants who are not Executive Officers to a committee of two or more Executive Officers. Any Awards under the Plan to members of this committee shall be referred to the Committee or Board for approval.

4. Participation:

(a) *Committee Determinations.* For each Fiscal Year, the Committee shall determine not later than 90 days after the commencement of that Fiscal Year the names of those key executives who will be Participants for the Fiscal Year.

(b) *Addition of Participants.* The Committee may determine that a key executive should be designated a Participant after the commencement of a Fiscal Year due to commencement of employment or promotion. In such event, the Committee may make an Award to such a Participant for a portion of the remainder of the Fiscal Year commencing the first day of the Fiscal Year quarter coinciding with or next following the day on which that Participant was employed or promoted.

(c) *Termination of Participants.* A key executive shall cease to be a Participant upon Separation of Service for any reason.

5. Determination of Performance Measures and Targets: For each Fiscal Year, the Committee shall determine:

(a) The performance measures that will be used to determine the Awards to Participants, which may include one or more of the following: net sales, revenue, gross profit, operating profit, net earnings, earnings per share, profit margin (gross, operating or net), cash flow, net cash flow or free cash flow, acquisition integration synergies (measurable savings and efficiencies resulting from integration), acquisition integration milestone achievements, stock price performance, total stockholder return, expense reduction, debt or net debt reduction, financial return ratios (including return on equity, return on assets or net assets, return on capital or invested capital and return on operating profits), earnings before interest, taxes, depreciation and amortization, or earnings before interest and taxes. Any of the foregoing performance measures may be subsequently adjusted by the Committee to exclude the effects of unanticipated material transactions or events such as acquisitions, divestitures, accounting changes, restructurings and special charges or gains (determined according to objective criteria established by the Committee), but only to the extent permitted by Code Section 162(m).

(b) The specific targets for each of the selected performance measures that will determine the amount of the Award, which may be set at a specific level or growth rate. Any targets or performance measures may be applied to the Company or any Subsidiary, or subdivision thereof, or may be expressed as relative to comparable measures at peer companies or a defined index.

(c) Whether a percentage of an Award shall be deferred or whether a Participant may elect to defer payment of a percentage (not less than 25%) of an Award pursuant to the provisions of Section 10. The Current Portion of any Award shall be paid subject to the provisions of Section 6. Any Award that includes a Deferred Portion shall be subject to the terms and conditions stated in Section 10 and in any Regulations.

6. Payment of Current Portion of Performance Incentive Awards:

(a) *Time of Determination of Award.* Subject to such forfeitures of Awards and other conditions as are provided in the Plan, the Awards made to Participants shall be paid to them or their beneficiaries as follows:

(i) As soon as practicable after the end of a Fiscal Year, the Committee shall determine the extent to which Awards have been earned on the basis of the actual performance in relation to the specific targets for the performance measures established for that Fiscal Year and shall certify in writing those determinations. The Current Portion of any Award for a Fiscal Year shall be paid in a lump sum not later than 2½ months after the end of the Fiscal Year.

(ii) Except as provided in the following sentence or by a Regulation, a Participant must be employed by the Company on the Final Payment Date with respect to an Award to be entitled to payment of the Current Portion of such Award. If a Participant experiences a Separation from Service prior to the end of a Fiscal Year because of the Participant's death, Disability or Retirement, the Participant or his designated beneficiary, where applicable, shall be eligible to receive a prorated portion of any Award granted to the Participant for that Fiscal Year based upon eligible earnings paid to the Participant in such year.

(iii) While no Participant has an enforceable right to receive a Current Portion until the end of the Fiscal Year as outlined in subparagraph (i) above, the Committee, in its discretion, may make a provisional payment of part of the Current Portion of an Award, in accordance with the Regulations, based on tentative estimates of the amount of the Current Portion, subject to any terms and conditions the Committee may establish. A Participant shall be required to repay any portion or all of such provisional payments in order that the total payments may not exceed the Current Portion as finally determined, or if the Participant shall forfeit his or her Award for any reason during the Fiscal Year. The Committee may exclude a Participant from receiving any provisional payment pursuant to this subparagraph (iii).

(b) *Withholding.* There shall be deducted from all payments of Awards any taxes required to be withheld by any government entity and paid over to any such government in respect of any such payment. Unless otherwise elected by the Participant, such deductions shall be at the established withholding tax rate. Participants may elect to have the deduction of taxes cover the amount of any applicable tax (the amount of withholding tax plus the incremental amount determined on the basis of the highest marginal tax rate applicable to the Participant).

(c) *Form of Payment.* The Current Portion of an Award shall be paid entirely in cash.

7. **Maximum Awards:** Notwithstanding anything elsewhere in the Plan to the contrary, the maximum amount of any Award that may be payable to a Participant in respect of any single Fiscal Year will be 400% of the Participant's base rate of salary determined as of the end of such Fiscal Year.

8. **Conditions Imposed on Payment of Awards:** Payment of each Award to a Participant or to the Participant's beneficiary shall be subject to the following provisions and conditions:

(a) *Rights to Awards.* No Participant or any person claiming under or through the Participant shall have any right or interest, whether vested or otherwise, in the Plan or in any Award thereunder, contingent or otherwise, unless and until all of the terms, conditions and provisions of the Plan and the Regulations that affect that Participant or such other person shall have been complied with. Nothing contained in the Plan or in the Regulations shall require the Company to segregate or earmark any cash, shares, stock, or other property. Neither the adoption of the Plan nor its operation shall in any way affect the rights and power of the Company or any of its Subsidiaries or Affiliates to dismiss and/or discharge any employee at any time.

(b) *Assignment or Pledge of Rights of Participant.* No rights under the Plan, contingent or otherwise, shall be assignable or subject to any encumbrance, pledge or charge of any nature, except that a Participant may designate a beneficiary pursuant to the provisions of Section 9.

(c) *Right to Payment.* No absolute right to any Award shall be considered as having accrued to any Participant prior to the Final Payment Date, and then such right shall be absolute only with respect to any Current Portion thereof. The Deferred Portion will continue to be forfeitable and subject to all of the conditions of the Plan. No Participant shall have any enforceable right to receive any Award made with respect to a Fiscal Year or to retain any payment made with respect thereto if, for any reason (death included), the Participant, during such entire Fiscal Year, has not performed his or her duties to the satisfaction of the Company.

9. Designation of Beneficiary: A Participant may name a beneficiary to receive any payment to which the Participant may be entitled under the Plan in the event of the Participant's death, on a form approved by the Committee. A Participant may change his or her beneficiary from time to time in the same manner.

If no designated beneficiary is living on the date on which any payment becomes payable to a Participant's beneficiary, the payment will be payable to the person or persons in the first of the following classes of successive preference:

(a) Surviving spouse

(b) Surviving children, equally

(c) Surviving parents, equally

(d) Surviving brothers and sisters, equally

(e) Executors or administrators

and the term "beneficiary" as used in the Plan shall include such person or persons.

10. Deferral of Payments: The Deferred Portion of an Award shall be subject to the following provisions:

(a) *Mandatory Deferrals.* The Committee, in its sole discretion, may require all or any portion of any Award to be a Deferred Portion. The Committee's determination as to whether to require a Deferred Portion for any Award shall be made on or before January 15 of the Fiscal Year for which an Award is earned and shall be irrevocable. If the Committee does not make any such determination by the deadline described in the preceding sentence, the entire portion of any Award for the applicable Fiscal Year shall be deemed the Current Portion.

(b) *Elective Deferrals.* The Committee, in its sole discretion, will determine whether or not a Participant may elect a Deferred Portion of an Award for a Fiscal Year. Unless otherwise provided by the Committee, a Participant may irrevocably elect to defer any whole percentage between twenty-five percent (25%) and ninety-five percent (95%) of any Award earned for a Fiscal Year by filing a deferral election form with the Company's Compensation Department on or before January 15 of that Fiscal Year.

(c) *Crediting of Deferred Portion.* The Deferred Portion, if any, of a Participant's Award will be credited to a record keeping account in the Participant's name as of the Final Payment Date.

(d) *Earnings on Deferred Portion.* Prior to the beginning of a Fiscal Year, the Committee shall designate the Funds among which a Participant may elect to serve as the measure(s) of earnings and losses to be credited on the Deferred Portion of an Award. The Funds may include a Fixed Income Fund, an Equity Fund, and any other Fund the Committee may select. For the Deferred Portion of Awards granted prior to January 1, 2008, the Funds may also include a Company Stock Fund. A Participant shall allocate the Deferred Portion, if any, of his Award for a Fiscal Year among the Funds then offered under the Plan at the same time he elects to defer a portion of his Award. The Committee shall designate the Fund that will serve as the measure of earnings and losses on the Deferred Portion for any Participant who fails to make a timely allocation election. A Participant's allocation election (or deemed allocation election) shall be effectuated as of the applicable Final Payment Date. In the event the Committee offers a Company Stock Fund, a Participant who elects the Company Stock Fund is not entitled to dividends or voting rights.

(e) *Changes to Allocation Elections.* Prior to the beginning of each Fiscal Year, the Committee shall determine if the Fund(s) used to value the account of any Participant may be changed from the Fund currently used to any other Fund established for use under this Plan. Unless otherwise provided by the Committee, a Participant, including one who has terminated employment, or a beneficiary may elect to reallocate the value of his Deferred Portion among the Funds by completing and filing an allocation form with the Company's Compensation Department on or before January 15 of the Fiscal Year in which the reallocation is to become effective. A reallocation election will be effectuated as of the immediately following Final Payment Date, except to the extent that the Committee rejects or limits the election. The Committee shall have the discretion to limit or deny any Participant's or beneficiary's reallocation election. The Committee shall notify a Participant or beneficiary of any change or rejection of his proposed allocation election within seven (7) days of its decision to reject or limit the election.

(f) *Payment of Deferred Portion*.

(i) Except as provided in the following sentence, a Participant's Deferred Portion shall be distributed on (or, in the case of installments, commencing on) the first business day of the first calendar month that begins at least fifteen (15) calendar days after the Participant's Separation from Service. If a Participant is a Specified Employee at the time of his Separation from Service, then his Deferred Portion shall be distributed on (or, in the case of installments, commencing on) the date that is six (6) months after the date on which the Participant's Separation from Service occurs.

(ii) With respect to any Award granted on or after January 1, 2008, the Deferred Portion shall be distributed in a single lump sum payment.

(iii) With respect to any Award that is subject to the Section 409A Standards and was granted before January 1, 2008, the Deferred Portion shall be distributed, in cash, either in a lump sum or in annual installments over a specified period, not to exceed ten (10) years, as elected by the Participant in accordance with this subparagraph (iii). To be valid and effective, a Participant's distribution election must either be a transition election made in accordance with the following sentence or it must have been made in 2005 (in accordance with the Section 409A Standards then in effect) or by January 15 of the Fiscal Year for which the Award to which it pertains was granted. On or before December 31, 2008, a Participant may make a one-time, irrevocable transition election to designate or change the form of distribution for his entire Deferred Portion, by submitting to the Company's Compensation Department a written election form satisfactory to the Committee. The form of distribution so elected must either be a single lump sum payment or annual installment payments over a specified period, not to exceed ten (10) years. A transition election shall become effective as of the first day of the first Fiscal Year that begins after the date on which the Participant submits the written election to the Company's Compensation Department. If a Participant does not make any election in accordance with the foregoing provisions of this subparagraph (iii), he shall be deemed to have elected to receive his entire Deferred Portion in a single lump sum payment.

(g) *Mandatory Cash Out of Small Amounts*. If, at any time after the commencement of installment payments with respect to a Participant, the entire unpaid value of the Participant's Deferred Portion does not exceed $15,000, the entire remaining balance of the Participant's Deferred Portion shall be paid in a lump sum cash payment.

(h) *Assignment of Rights by Participant or Beneficiary.* If any Participant or beneficiary of a Participant attempts to assign his rights under the Plan in violation of the provisions hereof, the Company's obligation to make any further payments to such Participant or beneficiary shall immediately terminate.

(i) *Fund Composition and Valuation.* Deferred Portions of Awards under the Plan shall be valued and maintained as follows:

(i) In accordance with the provisions, and subject to the conditions, of the Plan and the Regulations, the Deferred Portion shall be valued in reference to the Participant's account(s) in the Equity Fund, in the Fixed Income Fund, in the Company Stock Fund, and in any other Fund established under this Plan. Account balances shall be maintained as dollar values, units, or share equivalents, as appropriate based upon the nature of the Fund. For unit or share-based Funds, the number of units or shares credited shall be based upon the established unit or share value as of the last day of the quarter preceding the crediting of the Deferred Portion.

(ii) Investment income credited to Participants' accounts under the Fixed Income Fund shall be based upon the prevailing rates of return experienced by the Company. The investment income credited to Participants under the Equity Fund shall be established based upon an established market index reflecting the rate of return on equity investments. The Company shall advise Participants of the specific measures used and the current valuations of these Funds as appropriate to facilitate deferral decisions and investment allocation choices and to communicate payout levels. The Company Stock Fund shall consist of units valued as one share of common stock of Zimmer Holdings, Inc. (par value $0.01).

(iii) Nothing contained in the Fund definitions in subparagraphs (i) and (ii) above shall require the Company to segregate or earmark any cash, shares, stock or other property to determine Fund values or maintain Participant account levels.

(iv) The establishment of the "Fixed Income Fund," the "Equity Fund" and the "Company Stock Fund" as detailed in subparagraphs (i) and (ii) of this paragraph shall not preclude the right of the Committee to direct the establishment of additional Funds. In establishing additional Funds, the Committee shall determine the criteria to be used for determining the value of such Funds.

(j) *Distributions Upon Unforeseeable Emergency.* The Committee may, at its sole discretion, allow for the early payment of a Participant's Deferred Portion in the event of an Unforeseeable Emergency. Such distributions shall be limited to the amount necessary to sufficiently address the financial hardship, and distribution will not be permitted to the extent that the

Unforeseeable Emergency may reasonably be relieved through reimbursement or compensation by insurance or otherwise, or by liquidation of the Participant's assets (to the extent liquidation would not itself cause a financial hardship). Any distributions under this paragraph shall be consistent with the Section 409A Standards.

11. Miscellaneous:

(a) *Acceptance by Participant.* By accepting any benefits under the Plan, each Participant and each person claiming under or through him shall be conclusively deemed to have indicated acceptance and ratification of, and consent to, any action taken or made to be taken or made under the Plan by the Company, the Board and the Committee.

(b) *Conclusive Actions.* Any action taken or decision made by the Company, the Board or the Committee arising out of or in connection with the construction, administration, interpretation or effect of the Plan or of the Regulations shall lie within its absolute discretion, as the case may be, and shall be conclusive and binding upon all Participants and all persons claiming under or through any Participant.

(c) *No Liability.* No member of the Board or the Committee shall be liable for any action or failure to act, or any action or failure to act of any other member, or of any officer, agent or employee of the Company, as the case may be, except for his or her own actions or inactions done in bad faith. The fact that a member of the Board or the Committee shall have previously been or subsequently thereafter may be a Participant in the Plan shall not disqualify such a person from voting at any time as a director with regard to any matter concerning the Awards, or in favor of or against any amendment or alteration of the Plan, provided that the amendment or alteration shall be of general application.

(d) *Reliance on Third Parties.* The Board and the Committee may rely upon any information supplied to them by any officer of the Company or any of its Subsidiaries or Affiliates and may rely upon the advice of counsel in connection with the administration of the Plan and shall be fully protected in relying upon information or advice.

(e) *Grounds for Restitution.* After the certification of attainment of the specific targets for performance measures as described in subparagraph 6(a)(i) above, no adjustments will be made to reflect any subsequent change in accounting, the effect of federal, state or municipal taxes later assessed or determined, or otherwise. Notwithstanding the foregoing, the Company reserves the right to and, in appropriate cases, will, seek restitution of any Award if:

(i) The amount of the Award was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement of all or a portion of the Company's financial statements;

(ii) The Participant engaged in intentional misconduct that caused or partially caused the need for such a restatement; and

(iii) The amount of the Award that would have been awarded to the Participant had the financial results been properly reported would have been lower than the amount actually awarded.

This subsection is not intended to limit the Company's power to take such other actions as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate.

12. Adoption, Amendment, Suspension and Termination of the Plan:

(a) *Effective Time.* The Plan shall be effective upon approval by the Company's stockholders and shall continue in effect until terminated as provided below. Assuming the Plan is approved by stockholders at the Company's 2008 Annual Meeting of Stockholders, Awards made under the Plan on or after January 1, 2008 shall be fully effective as if the stockholders had approved the Plan on or before January 1, 2008. If the Plan is not approved by stockholders at the Company's 2008 Annual Meeting of Stockholders, then the Prior Plan shall continue in effect and any Awards made on or after January 1, 2008 shall be deemed to have been made under the Prior Plan.

(b) *Termination and Amendment.* Subject to the limitations set forth in subparagraph (c) below, the Board may at any time suspend or terminate the Plan and may amend it from time to time in such respects as the Board may deem advisable, subject to any requirements for stockholder approval imposed by applicable law, including Code Section 162(m).

(c) *Rights of Participants.* No amendment, suspension or termination of the Plan shall, without the consent of the person affected thereby, materially, adversely alter or impair any rights or obligations under any Award previously awarded under the Plan.

13. Compliance with Section 409A Standards: It is intended that this Plan and all Awards hereunder comply with the applicable Section 409A Standards and will be construed accordingly. In construing or interpreting any vague or ambiguous Plan provision, the interpretation that will prevail is the interpretation that will cause the Plan to comply with the applicable Section 409A Standards. To the extent that any terms of the Plan or an Award would subject any Participant to gross income inclusion, interest, or additional tax pursuant to Code Section 409A, those terms are to that extent superseded by the applicable Section 409A Standards.

14. Governing Laws: The validity, interpretation and effect of the Plan, and the rights of all persons hereunder, shall be governed by and determined in accordance with the laws of the State of Indiana, other than the choice of law rules thereof.

Appendix C

ZIMMER HOLDINGS, INC.
RELEVANT PORTIONS OF ARTICLES V, VIII AND IX OF
THE RESTATED CERTIFICATE OF INCORPORATION
(As Proposed to Be Amended May 5, 2008)
ARTICLE V

STOCKHOLDER ACTION

SECTION 5.01. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies or unfilled newly-created directorships (the "WHOLE BOARD") or by the Chairman of the Board of Directors and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting of stockholders. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors (the "VOTING STOCK") then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article V.

ARTICLE VIII

BY-LAWS

SECTION 8.01. The By-laws may be altered or repealed and new By-laws may be adopted (a) at any annual or special meeting of stockholders, by the affirmative vote of the holders of a majority of the voting power of the Voting Stock then outstanding, voting together as a single class; PROVIDED, HOWEVER, that in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-law or By-laws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the Whole Board. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article VIII.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

SECTION 9.01. The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and, except as set forth in Article X, all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ZIMMER HOLDINGS, INC.
C/O THE BANK OF NEW YORK
101 BARCLAY STREET, 11TH FLOOR EAST
NEW YORK, NY 10286

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 4, 2008 (or May 1, 2008 for shares held in the company's Savings and Investment Programs). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Zimmer Holdings, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE — 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 4, 2008 (or May 1, 2008 for shares held in the company's Savings and Investment Programs). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Zimmer Holdings, Inc., c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ZIMER1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ZIMMER HOLDINGS, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 & 4 AND "AGAINST" PROPOSAL 5.

		BOARD RECOMMENDS	**For**	**Against**	**Abstain**
1.	Election of Directors:				
	1a. David C. Dvorak	**FOR**	☐	☐	☐
	1b. Arthur J. Higgins	**FOR**	☐	☐	☐
2.	Auditor Ratification	**FOR**	☐	☐	☐
3.	Approval of Amended Zimmer Holdings, Inc. Executive Performance Incentive Plan	**FOR**	☐	☐	☐
4.	Amendment of Restated Certificate of Incorporation to Eliminate Super-Majority Voting Requirements	**FOR**	☐	☐	☐
5.	Stockholder Proposal to Diversify the Board	**AGAINST**	☐	☐	☐

For address changes and/or comments, please check this box ☐
and write them on the back where indicated.

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice that proxy information is available on the Internet, instead of mailing you a complete set of materials. Check the box to the right if you want to receive a complete set of future proxy materials by mail. If you do not take action you may receive only a notice.   ☐

The shares represented by this proxy will be voted as directed by the stockholder. Where no direction is given when the duly executed proxy is voted, such shares will be voted FOR Items 1, 2, 3 & 4 and AGAINST Item 5.

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ZIMMER HOLDINGS, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David C. Dvorak, James T. Crines and Chad F. Phipps, and each of them, proxies, with full power of substitution in each of them, for and on behalf of the undersigned to vote as proxies, as directed and permitted herein, at the Annual Meeting of Stockholders of the company to be held at [   ], New York, New York on Monday, May 5, 2008, at 9:00 a.m., and at any adjournments thereof upon matters set forth in the Proxy Statement and, in their judgment and discretion, upon such other business as may properly come before the meeting.

ANNUAL MEETING OF STOCKHOLDERS MAY 5, 2008

When properly executed, your proxy will be voted as you indicate, or where no contrary indication is made, will be voted FOR Proposals 1, 2, 3 and 4 and AGAINST Proposal 5. The full text of the proposals and position of the Board of Directors on each appears in the Proxy Statement and should be reviewed prior to voting.

IMPORTANT: YOUR VOTE IS IMPORTANT. PLEASE VOTE THESE SHARES TODAY.

For participants in the Zimmer Holdings, Inc. Savings and Investment Program or the Zimmer Puerto Rico Savings and Investment Program.

The Trustee will vote the shares credited to this account in accordance with the specifications that you indicate on the reverse. If you sign and return the form, but do not indicate your voting specifications, the Trustee will vote as recommended by the Board of Directors. **Unless otherwise instructed prior to May 1, 2008, the Trustee WILL VOTE these shares in the same manner and proportion as the shares for which the Trustee received voting specifications.** The Trustee will exercise its discretion in voting on any other matter that may be presented for a vote at the meeting and at adjournments or postponements.

Continued on the reverse side.

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)